Filed Pursuant to Rule 424(b)(5)

File Registration No. 333-111269

PROSPECTUS SUPPLEMENT

(To prospectus dated January 12, 2004)

7,000,000 Shares

COMMON STOCK

Seattle Genetics, Inc. is selling all of the shares.

Our common stock is quoted on The Nasdaq National Market under the symbol “SGEN.” On February 4, 2004, the last sale price of our common stock as reported on The Nasdaq National Market was $9.01 per share.

Investing in our common stock involves risks that are described in the “ Risk Factors” section beginning on page S-8 of this prospectus supplement.

	Per Share	Total
Public offering price	$8.250	$57,750,000
Underwriting discount	$0.495	$3,465,000
Proceeds, before expenses, to Seattle Genetics, Inc.	$7.755	$54,285,000

The underwriters may also purchase up to an additional 1,050,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about February 10, 2004.

Joint Book-Running Managers

CIBC World Markets    Banc of America Securities LLC

WR Hambrecht + Co

PROSPECTUS SUPPLEMENT

PROSPECTUS

You should rely only on information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement or of any sale of our common stock.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary may not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully before making an investment decision. Except where we state otherwise, the information we present in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option.

SEATTLE GENETICS

Seattle Genetics is a biotechnology company focused on the development of monoclonal antibody-based therapeutic products for the treatment of cancer and immunologic diseases. We currently have two product candidates in phase II clinical development, SGN-30 and SGN-15, and one product candidate that we expect to enter clinical trials in early 2004, SGN-40. Additionally, we have three product candidates in preclinical development, SGN-35, SGN-17/19 and SGN-75. Our pipeline of product candidates is based upon three technologies: genetically engineered monoclonal antibodies, monoclonal antibody-drug conjugates (ADCs) and antibody-directed enzyme prodrug therapy (ADEPT). These technologies enable us to develop monoclonal antibodies that can kill target cells on their own as well as increase the potency of monoclonal antibodies by enhancing their cell-killing ability. We also have active discovery programs to identify novel antigens and new monoclonal antibodies.

Clinical Programs

•	SGN-30 is an anti-CD30 monoclonal antibody that is in phase II clinical trials for the treatment of Hodgkin’s disease and anaplastic large cell lymphoma. In two completed phase I studies of SGN-30 we observed antitumor activity in multiple patients without significant toxicities.

•	SGN-15 is an ADC that is currently in phase II clinical development in combination with the chemotherapeutic drug Taxotere for the treatment of non-small cell lung cancer (NSCLC). Preliminary data from a 60 patient phase II clinical trial in NSCLC has demonstrated an advantage in overall and median survival for patients receiving the combination of SGN-15 plus Taxotere versus those receiving Taxotere alone.

•	SGN-40 is an anti-CD40 monoclonal antibody for which we filed an Investigational New Drug application (IND) with the U.S. Food and Drug Administration (FDA) in December 2003 to commence a phase I clinical trial in patients with multiple myeloma. We have generated extensive preclinical data demonstrating that SGN-40 has direct antitumor activity at well-tolerated doses.

Preclinical Programs

SGN-35 is an ADC developed using our second generation ADC technology. SGN-35 is comprised of an anti-CD30 monoclonal antibody attached by our proprietary, stable linker to a derivative of the highly potent class of cell-killing drugs called Auristatins. We are developing SGN-35 for the treatment of hematologic malignancies, such as Hodgkin’s disease and some types of non-Hodgkin’s lymphoma, as well as evaluating potential applications in immunologic diseases. SGN-17/19 is an ADEPT product candidate targeting the p97 antigen that we are developing for the treatment of metastatic melanoma. SGN-75 is a second generation ADC targeting the CD70 antigen that we are developing for the treatment of renal cancer, hematologic malignancies and potentially immunologic diseases.

Our Monoclonal Antibody Technologies

We genetically engineer antibodies to reduce non-human sequences, thereby lowering the potential for patients to develop a neutralizing immune response and extending the duration for use in therapy. We are using our ADC and ADEPT technologies to develop monoclonal antibody-based therapies that can more effectively kill target cells. ADCs are monoclonal antibodies that are linked to potent cell-killing drugs. For our ADCs, we utilize monoclonal antibodies that enter target cells upon binding to their cell-surface receptors. The environment inside the cell causes the cell-killing drug to be released from the monoclonal antibody, allowing it to have the desired effect. Until released, the cell-killing drug is inactive, thereby sparing normal cells. ADEPT represents a novel approach to minimize drug exposure to normal tissues through the combination of two relatively non-toxic agents to achieve potent antitumor activity specifically within tumor tissue. With ADEPT technology, we utilize monoclonal antibodies that remain bound to the cell surface, as distinguished from the antibodies that enter target cells used with our ADC technology.

Our technologies provide us with an opportunity to partner with other companies that are developing monoclonal antibodies. These collaborations strengthen our financial position by generating revenues that partially offset expenditures on our internal programs. Presently, we have collaborations with Genentech, Celltech Group and Protein Design Labs for our ADC technology and with Genencor International for our ADEPT technology.

Discovery & Research Programs

We also have active discovery programs to identify and evaluate novel tumor antigens, new monoclonal antibodies targeted to tumor cells and improved highly potent, cell-killing drugs and stable linkage systems for generating ADCs. To supplement our internal discovery programs, we identify and obtain licenses for antibodies, antigen targets and enabling technologies from external sources, including academic institutions and other biotechnology and pharmaceutical companies.

Our Strategy

Our goal is to become a leading developer and marketer of monoclonal antibodies for cancer and immunologic diseases. Key elements of our strategy are to:

•	Advance our product pipeline;

•	Develop industry-leading monoclonal antibody technologies;

•	Selectively license our technologies;

•	Identify and develop novel monoclonal antibodies;

•	Acquire or in-license attractive product candidates and technologies; and

•	Establish strategic collaborations to advance our product pipeline.

Corporate Information

We were incorporated in Delaware on July 15, 1997. Our principal executive offices are located at 21823 30th Drive SE, Bothell, WA 98021. Our telephone number is (425) 527-4000. Our web site is www.seattlegenetics.com. Information contained on our web site does not constitute a part of this prospectus supplement.

This prospectus supplement may add to, update or change information in the accompanying prospectus. If the information in this prospectus supplement is inconsistent with the accompanying prospectus, the information in this prospectus supplement will apply and supersede that information in the accompanying prospectus.

Unless the context requires otherwise, in this prospectus supplement the terms “Seattle Genetics,” “we,” “us” and “our” refer to Seattle Genetics, Inc. The Seattle Genetics, Inc. logo and all other Seattle Genetics names are trademarks of Seattle Genetics, Inc. This prospectus supplement also includes trademarks, trade names and service marks of other companies. Use by us of other parties’ trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, these other parties and those names or marks are the property of their respective holders.

The Offering

Common stock offered by Seattle Genetics	7,000,000 shares

Common stock to be outstanding after this offering	55,469,868 shares

Use of proceeds	For clinical and preclinical development of existing product candidates; discovery of additional product candidates; potential acquisitions; product manufacturing; capital expenditures; and other general corporate purposes. See “Use of Proceeds.”

Nasdaq National Market symbol	SGEN

The number of shares of our common stock to be outstanding immediately after this offering is based on 48,469,868 shares of common stock outstanding as of February 3, 2004 which assumes the conversion of all shares of our outstanding Series A convertible preferred stock on a ten-for-one basis into 16,400,000 shares of common stock. This number does not include:

•	5,174,033 shares of common stock subject to outstanding options as of February 3, 2004 under our stock option plans at a weighted average exercise price of $5.67 per share;

•	1,984,312 shares of common stock reserved for future stock option grants and restricted stock awards as of February 3, 2004 under our stock option plans;

•	1,075,710 shares of common stock reserved for issuance as of February 3, 2004 under our employee stock purchase plan; and

•	2,050,000 shares of our common stock subject to warrants outstanding as of February 3, 2004 at an exercise price of $6.25 per share.

Summary Financial Data

You should read the summary financial data set forth below in conjunction with the financial statements, notes to our financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into this prospectus supplement. The statement of operations data for each of the three years in the period ended December 31, 2002 have been derived from our audited financial statements that are incorporated by reference into this prospectus supplement. The unaudited statement of operations data for the nine months ended September 30, 2002 and September 30, 2003 and the unaudited balance sheet data as of September 30, 2003 are derived from our unaudited financial statements that are incorporated by reference into this prospectus supplement.

	Years Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
(in thousands, except share and per share data)				(Unaudited)	(Unaudited)
Statements of Operations Data:
Revenues	$99	$274	$1,684	$1,049	$3,740
Operating Expenses:
Research and development (1)	4,947	15,400	19,820	14,464	16,640
General and administrative (1)	1,872	3,298	4,238	3,253	3,456
Non-cash stock-based compensation expense	3,138	5,175	2,821	2,296	1,174

Loss from operations	(9,858)	(23,599)	(25,195)	(18,964)	(17,530)
Investment income, net	2,020	2,907	2,035	1,618	880

Net loss	(7,838)	(20,692)	(23,160)	(17,346)	(16,650)
Non-cash accretion of preferred stock deemed dividend	(504)	(3)	—	—	(15)

Net loss attributable to common stockholders	$(8,342)	$(20,695)	$(23,160)	$(17,346)	$(16,665)

Basic and diluted net loss per share	$(2.54)	$(0.86)	$(0.77)	$(0.58)	$(0.54)

Weighted-average shares used in computing basic and diluted net loss per share	3,289,731	23,965,275	30,138,023	30,032,631	30,626,501

(1)	Operating expenses exclude charges for non-cash stock-based compensation as follows:

	Years Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
(in thousands)				(Unaudited)	(Unaudited)
Research and development	$973	$1,746	$912	$730	$356
General and administrative	2,165	3,429	1,909	1,566	818

	$3,138	$5,175	$2,821	$2,296	$1,174

The following table presents balance sheet data as of September 30, 2003:

•	on an actual basis; and

•	on an as adjusted basis reflecting the receipt by us of the net proceeds from the sale of 7,000,000 shares of common stock in this offering at the public offering price of $8.25 per share, after deducting the underwriting discount and estimated offering expenses.

	September 30, 2003
	Actual	As Adjusted
(in thousands)	(Unaudited)
Balance Sheet Data:
Cash, cash equivalents and investments	$69,213	$123,173
Restricted investments	988	988
Working capital	31,263	85,223
Total assets	78,057	132,017
Total liabilities	5,911	5,911
Total stockholders’ equity	72,145	126,105

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus supplement and the accompanying prospectus, including our financial statements and the related notes incorporated by reference into this prospectus supplement. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related to our Business

Our product candidates are at an early stage of development and, if we are not able to successfully develop and commercialize them, we may not generate sufficient revenues to continue our business operations.

All of our product candidates are in early stages of development. Significant further research and development, financial resources and personnel will be required to develop commercially viable products and obtain regulatory approvals. Currently, SGN-30 and SGN-15 are in clinical trials and we expect to commence clinical trials of SGN-40 in early 2004. We are also conducting preclinical development of SGN-35, SGN-17/19 and SGN-75. We expect that much of our efforts and expenditures over the next few years will be devoted to these clinical and preclinical product candidates. We have no products that have received regulatory approval for commercial sale.

Our ability to commercialize our product candidates depends on first receiving FDA approval. Thereafter, the commercial success of these product candidates will depend upon their acceptance by physicians, patients, third party payors and other key decision-makers as therapeutic and cost-effective alternatives to currently available products. If we fail to gain approval from the FDA or to produce a commercially successful product, we may not be able to earn sufficient revenues to continue as a going concern.

We will continue to need significant amounts of additional capital that may not be available to us.

We expect to make additional capital outlays and to increase operating expenditures over the next several years as we hire additional employees and support our preclinical development, manufacturing and clinical trial activities. We will need to seek additional funding through public or private financings, including equity financings, and through other means, including collaborations and license agreements. However, changes in our business may occur that would consume available capital resources sooner than we expect. If adequate funds are not available to us, we will be required to delay, reduce the scope of or eliminate one or more of our development programs. We do not know whether additional financing will be available when needed, or that, if available, we will obtain financing on terms favorable to our stockholders or us. Our future capital requirements will depend upon a number of factors, including:

•	the size, complexity and timing of our clinical programs;

•	our receipt of milestone-based payments or other revenue from our collaborations or license arrangements;

•	the ability to manufacture sufficient drug supply to complete clinical trials;

•	progress with clinical trials;

•	the time and costs involved in obtaining regulatory approvals;

•	the costs associated with acquisitions or licenses of additional products, including licenses we may need to commercialize our products;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

•	competing technological and market developments; and

•	product commercialization activities.

To the extent that we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. To the extent that we raise additional funds through collaboration and licensing arrangements, we may be required to relinquish some rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us.

Clinical trials for our product candidates are expensive, time consuming and their outcome is uncertain.

Before we can obtain regulatory approval for the commercial sale of any product candidate that we wish to develop, we are required to complete preclinical development and extensive clinical trials in humans to demonstrate its safety and efficacy. Each of these trials requires the investment of substantial expense and time. We are currently conducting phase II clinical trials of our two most advanced product candidates, and expect to commence additional trials of these and other product candidates in the future. There are numerous factors that could delay each of these clinical trials or prevent us from completing these trials successfully.

Commercialization of our product candidates will ultimately depend upon successful completion of additional research and development and testing in both clinical trials and preclinical models. At the present time, SGN-30 and SGN-15 are our only product candidates in clinical trials and SGN-40, SGN-35, SGN-17/19 and SGN-75 are our only product candidates in preclinical development. As a result, any delays or difficulties we encounter with these product candidates may impact our ability to generate revenue and cause our stock price to decline significantly.

Ongoing and future clinical trials of our product candidates may not show sufficient safety or efficacy to obtain requisite regulatory approvals. We still only have limited efficacy data from our phase I clinical trials of SGN-30 and our phase I and phase II clinical trials of SGN-15. Phase I and phase II clinical trials are not primarily designed to test the efficacy of a drug candidate but rather to test safety, to study pharmacokinetics and pharmacodynamics and to understand the drug candidate’s side effects at various doses and schedules. Furthermore, success in preclinical and early clinical trials does not ensure that later large-scale trials will be successful nor does it predict final results. Acceptable results in early trials may not be repeated in later trials. We believe that any clinical trial designed to test the efficacy of SGN-30 or SGN-15, whether phase II or phase III, will likely involve a large number of patients to achieve statistical significance and will be expensive. We may conduct lengthy and expensive clinical trials of SGN-30 or SGN-15, only to learn that the drug candidate is not an effective treatment. A number of companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. In addition, clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could cause it to be redone or terminated. In addition, failure to construct appropriate clinical trial protocols could result in the test or control group experiencing a disproportionate number of adverse events and could cause a clinical trial to be redone or terminated. The length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by the FDA or another regulatory authority may also vary significantly based on the type, complexity and novelty of the product involved, as well as other factors.

Our clinical trials may take longer to complete than we project or they may not be completed at all.

The timing of the commencement, continuation and completion of clinical trials may be subject to significant delays relating to various causes, including scheduling conflicts with participating clinicians and clinical institutions, difficulties in identifying and enrolling patients who meet trial eligibility criteria, and shortages of available drug supply. Patient enrollment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the existence of competing clinical trials and the availability of alternative or new treatments. We depend on medical institutions to conduct our clinical trials and to the extent they fail to enroll patients for our clinical trials or are delayed for a significant time in achieving full enrollment, we may be affected by increased costs, program delays or both, which may harm our business.

Clinical trials must be conducted in accordance with the FDA’s guidelines and are subject to oversight by the FDA and institutional review boards at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with product candidates produced under the FDA’s current Good Manufacturing Practices, and may require large numbers of test patients. We or the FDA might delay or halt our clinical trials of a product candidate for various reasons, including:

•	deficiencies in the conduct of the clinical trials;

•	the product candidate may have unforeseen adverse side effects;

•	the time required to determine whether the product candidate is effective may be longer than expected;

•	fatalities or other adverse events arising during a clinical trial due to medical problems that may not be related to clinical trial treatments;

•	the product candidate may not appear to be more effective than current therapies;

•	quality or stability of the product candidate may fall below acceptable standards; or

•	we may not be able to produce sufficient quantities of the product candidate to complete the trials.

Due to these and other factors, our current product candidates or any of our other future product candidates could take a significantly longer time to gain regulatory approval than we expect or may never gain approval, which could reduce or eliminate our revenue by delaying or terminating the potential commercialization of our product candidates.

We currently rely on third-party manufacturers and other third parties for production of our drug products and our dependence on these manufacturers may impair the development of our product candidates.

We do not currently have the ability to manufacture ourselves the drug products that we need to conduct our clinical trials. We received clinical-grade SGN-15 from Bristol-Myers Squibb for our previous clinical trials, and have entered into agreements with contract manufacturers to supplement our supplies of SGN-15 as necessary for future studies, including ICOS Corporation, Albany Molecular Research and Sicor Pharmaceuticals. For SGN-30, we have contracted with ICOS to manufacture preclinical and early-stage clinical supplies, and we are negotiating for phase III and commercial manufacturing capacity with other contract manufacturing organizations. For SGN-40, Genentech manufactured substantial quantities of clinical grade material that have been transferred to us. In addition, we rely on other third parties to perform additional steps in the manufacturing process, including synthesis of our next generation drug-linker systems, conjugation, vialing and storage of our product candidates.

For the foreseeable future, we expect to continue to rely on contract manufacturers and other third parties to produce, vial and store sufficient quantities of our product candidates for use in our clinical trials. If our contract manufacturers or other third parties fail to deliver our product candidates for clinical use on a timely basis, with sufficient quality, and at commercially reasonable prices, and we fail to find replacement manufacturers or to develop our own manufacturing capabilities, we may be required to delay or suspend clinical trials or otherwise discontinue development and production of our product candidates. In addition, we depend on outside vendors for the supply of raw materials used to produce our product candidates. If the third party suppliers were to cease production or otherwise fail to supply us with quality raw materials and we were unable to contract on acceptable terms for these raw materials with alternative suppliers, our ability to have our product candidates manufactured and to conduct preclinical testing and clinical trials of our product candidates would be adversely affected.

Securing phase III and commercial quantities of our product candidates from contract manufacturers will require us to commit significant capital and resources. We may also be required to enter into long-term manufacturing agreements that contain exclusivity provisions and/or substantial termination penalties. In addition, contract manufacturers have a limited number of facilities in which our product candidates can be produced and any interruption of the operation of those facilities due to events such as equipment malfunction or failure or damage to the facility by natural disasters could result in the cancellation of shipments, loss of product in the manufacturing process or a shortfall in available product candidates.

Our contract manufacturers are required to produce our clinical product candidates under FDA current Good Manufacturing Practices in order to meet acceptable standards for our clinical trials. If such standards change, the ability of contract manufacturers to produce our product candidates on the schedule we require for our clinical trials may be affected. In addition, contract manufacturers may not perform their obligations under their agreements with us or may discontinue their business before the time required by us to successfully produce and market our product candidates. Any difficulties or delays in our contractors’ manufacturing and supply of product candidates could increase our costs, cause us to lose revenue or make us postpone or cancel clinical trials.

The FDA requires that we demonstrate structural and functional comparability between the same drug product manufactured by different organizations. Because we have used or intend to use multiple sources to manufacture SGN-15 and SGN-30, we will need to conduct comparability studies to assess whether manufacturing changes have affected the product safety, identity, purity or potency of any commercial drug candidate compared to the drug candidate used in clinical trials. If we are unable to demonstrate comparability, the FDA could require us to conduct additional clinical trials, which would be expensive and significantly delay any commercialization.

Our second generation ADC technology is still at an early-stage of development and has not yet entered human clinical trials.

Our second generation ADC technology, utilizing proprietary stable linkers and highly potent cell-killing drugs, is still at an early stage of development. This ADC technology is used in our SGN-35 and SGN-75 product candidates and is the basis of our collaborations with Genentech, Celltech and Protein Design Labs. We and our corporate collaborators are still conducting toxicology, pharmacology, pharmacokinetics and other preclinical studies of these ADCs, and significant additional studies will be required before any of these ADC product candidates enter human clinical trials. In addition, preclinical models to study anticancer activity of compounds are not necessarily predictive of toxicity or efficacy of these compounds in the treatment of human cancer. Any failures or setbacks in our ADC program could have a detrimental impact on our internal product candidate pipeline and our ability to maintain and/or enter into new corporate collaborations regarding this technology, which would negatively affect our business and financial position.

We have a history of net losses. We expect to continue to incur net losses and may not achieve or maintain profitability for some time, if at all. Our limited operating history may make it difficult to evaluate our business and an investment in our common stock.

We have incurred net losses in each of our years of operation and, as of September 30, 2003, we had an accumulated deficit of approximately $73.3 million. In addition, as a result of our $41 million private placement in 2003 we will record $36.5 million in non-cash accretion of preferred stock deemed dividend which will increase our reported net loss attributable to common stockholders in the first three quarters of 2004. We expect to make substantial expenditures to further develop and commercialize our product candidates and anticipate that our rate of spending will accelerate as the result of the increased costs and expenses associated with research, development, clinical trials, manufacturing, regulatory approvals and commercialization of our potential products. In the near term, we expect our revenues to be derived from technology licensing fees, sponsored research fees and milestone payments under existing and future collaborative arrangements and from government grants. In the longer term, our revenues may also include royalties from collaborations with current and future strategic partners and commercial product sales. However, our revenue and profit potential is unproven and our limited operating history makes our future operating results difficult to predict.

In some circumstances we rely on collaborators to assist in the research and development activities necessary for the commercialization of our product candidates. If we are not able to locate suitable collaborators or if our collaborators do not perform as expected, we may not be able to commercialize our product candidates.

We have established and intend to continue to establish alliances with third-party collaborators to develop and market some of our current and future product candidates and to license our ADC and ADEPT technologies. We have licensed our ADC technology to Genentech, Celltech and Protein Design Labs, and have licensed our ADEPT technology to Genencor International. These collaborations provide us with cash and revenues through technology access and license fees, sponsored research fees, equity sales and potential milestone and royalty payments. We use these funds to partially fund the development costs of our internal pipeline of product candidates. Collaborations can also create and strengthen our relationships with leading biotechnology and pharmaceutical companies and may provide synergistic benefits by combining our technologies with the technologies of our collaborators.

Under certain conditions, these collaborators may terminate their agreements with us and discontinue use of our technologies. We cannot control the amount and timing of resources our collaborators may devote to products incorporating our technology. Additionally, our relationships with our collaborators divert significant time and effort of our scientific staff and management team and require effective allocation of our resources to multiple internal and collaborative projects. Our collaborators may separately pursue competing products, therapeutic approaches or technologies to develop treatments for the diseases targeted by us or our collaborators. Even if our collaborators continue their contributions to the collaborative arrangements, they may nevertheless determine not to actively pursue the development or commercialization of any resulting products. Our collaborators may fail to perform their obligations under the collaboration agreements or may be slow in performing their obligations. If any of our collaborators terminate or breach our agreements with them, or otherwise fail to complete their obligations in a timely manner, it may have a detrimental effect on our financial position by reducing or eliminating the potential for us to receive technology access and license fees, milestones and royalties, as well as possibly requiring us to devote additional efforts and incur costs associated with pursuing internal development of product candidates. Furthermore, if our collaborators do not prioritize and commit substantial resources to programs associated with our product candidates, we may be unable to commercialize our product candidates, which would limit our ability to generate revenue and become profitable. In the future, we may not be able to locate third party collaborators to develop and market our product candidates and we may lack the capital and resources necessary to develop all our product candidates alone.

We depend on a small number of collaborators for most of our current revenue. The loss of any one of these collaborators could result in a substantial decline in our revenue.

We have collaborations with a limited number of companies. To date, almost all of our revenue has resulted from payments made under agreements with our corporate collaborators, and we expect that most of our future revenue will continue to come from corporate collaborations until the approval and commercialization of one or more of our product candidates. The failure of our collaborators to perform their obligations under their agreements with us, including paying license or technology fees, milestone payments or royalties, could have a material adverse effect on our financial performance. In addition, a large portion of revenue received from our corporate collaborators is derived from research and material supply fees, and a decision by any of our corporate collaborators to conduct more research and development activities themselves could significantly reduce the revenue received from these collaborations. Payments under our existing and future collaboration agreements are also subject to significant fluctuations in both timing and amount, which could cause our revenue to fall below the expectations of securities analysts and investors and cause a decrease in our stock price.

We rely on license agreements for certain aspects of our product candidates and technology. Failure to maintain these license agreements or to secure any required new licenses could prevent us from developing or commercializing our product candidates and technology.

We have entered into agreements with third-party commercial and academic institutions to license technology for use in our ADC technology and product candidates. Currently, we have license agreements with Bristol-Myers Squibb, Arizona State University, Genentech, Protein Design Labs, Medarex, ICOS Corporation, Mabtech AB and the University of Miami, among others. Some of these license agreements contain diligence and milestone-based termination provisions, in which case our failure to meet any agreed upon diligence requirements or milestones may allow the licensor to terminate the agreement. Many of our license agreements grant us exclusive licenses to the underlying technologies. If our licensors terminate our license agreements or if we are unable to maintain the exclusivity of our exclusive license agreements, we may be unable to continue to develop and commercialize our product candidates. In addition, continued development and commercialization of our product candidates may require us to secure licenses to additional technologies. We may not be able to secure these licenses on commercially reasonable terms, if at all.

We rely on third parties to provide services in connection with our preclinical and clinical development programs. The inadequate performance by or loss of any of these service providers could affect our product candidate development.

Several third parties provide services in connection with our preclinical and clinical development programs, including in vitro and in vivo studies, assay and reagent development, immunohistochemistry, toxicology, pharmacokinetics and other outsourced activities. If these service providers do not perform the services we have contracted for adequately or cease to continue operations and we are not able to quickly find a replacement provider or we lose information or items associated with our product candidates, our development programs may be delayed.

If we are unable to enforce our intellectual property rights, we may not be able to operate our business profitably. Similarly, if we fail to sustain and further build our intellectual property rights, competitors may be able to develop competing therapies.

Our success depends, in part, on obtaining and maintaining patent protection and successfully defending these patents against third party challenges in the United States, Canada, France, Germany, Japan, United Kingdom and Italy, as well as other countries. We have filed multiple U.S. and foreign patent applications for our technologies that are currently pending. We also have rights to issued U.S. patents, patent applications, and their foreign counterparts, relating to our monoclonal antibody and drug-based technologies. Our rights to these patents and patent applications are derived from worldwide licenses from Bristol-Myers Squibb, Arizona State University, Genentech and Protein Design Labs, among others. In addition, we have licensed or optioned rights to pending U.S. patent applications, patents that may issue therefrom, and any foreign counterpart patents and patent applications to third parties.

The standards that the U.S. Patent and Trademark Office and foreign patent offices use to grant patents are not always applied predictably or uniformly and can change. Consequently, our pending patent applications may not be allowed and, if allowed, may not contain the type and extent of patent claims that will be adequate to conduct our business as planned. Additionally, any issued patents may not contain claims that will permit us to stop competitors from using similar technology. Similarly, the standards that courts use to interpret patents are not always applied predictably or uniformly and may evolve, particularly as new technologies develop. As a result, the protection, if any, given by our patents if we attempt to enforce them or if they are challenged in court is uncertain.

We rely on trade secrets and other proprietary information where we believe patent protection is not appropriate or obtainable. However, trade secrets and other proprietary information are difficult to protect. We have taken measures to protect our unpatented trade secrets and know-how, including the use of confidentiality and assignment of inventions agreements with our employees, consultants and certain contractors. It is possible, however, that these persons may breach the agreements or that our competitors may independently develop or otherwise discover our trade secrets or other proprietary information.

Our research collaborators may publish data and information in which we have rights. If we cannot maintain the confidentiality of our technology and other confidential information in connection with our collaborations, then our ability to receive patent protection or protect our proprietary information may be impaired.

We may incur substantial costs and lose important rights as a result of litigation or other proceedings relating to patent and other intellectual property rights.

The defense and prosecution of intellectual property rights, U.S. Patent and Trademark Office interference proceedings and related legal and administrative proceedings in the United States and elsewhere involve complex legal and factual questions. These proceedings are costly and time-consuming. If we become involved in any litigation, interference or other administrative proceedings, we will incur substantial expense and it will divert the efforts of our technical and management personnel. An adverse determination may subject us to significant liabilities or require us to seek licenses that may not be available from third parties on commercially reasonable terms, if at all. We may be restricted or prevented from developing and commercializing our product candidates in the event of an adverse determination in a judicial or administrative proceeding, or if we fail to obtain necessary licenses.

If we lose our key personnel or are unable to attract and retain additional qualified personnel, our future growth and ability to compete would suffer.

We are highly dependent on the efforts and abilities of the principal members of our senior management, including our Chief Executive Officer, our Chief Scientific Officer and our Chief Medical Officer. Additionally, we have several scientific personnel with significant and unique expertise in monoclonal antibodies and related technologies. The loss of the services of any one of the principal members of our managerial or scientific staff may prevent us from achieving our business objectives.

The competition for qualified personnel in the biotechnology field is intense, and our future success depends upon our ability to attract, retain and motivate highly skilled scientific, technical and managerial employees. In order to commercialize our products successfully, we will be required to expand our workforce, particularly in the areas of manufacturing, clinical trials management, regulatory affairs, business development and sales and marketing. These activities will require the addition of new personnel, including management, and the development of additional expertise by existing management personnel. We face intense competition for qualified individuals from numerous pharmaceutical and biotechnology companies, as well as academic and other research institutions. To the extent we are not able to attract and retain these individuals on favorable terms, our business may be harmed.

We face intense competition and rapid technological change, which may result in others discovering, developing or commercializing competing products before or more successfully than we do.

The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change. We are aware of many pharmaceutical and biotechnology companies that are actively engaged in research and development in areas related to antibody therapy. Some of these competitors have successfully commercialized antibody products or are developing or testing product candidates that do or may in the future compete directly with our product candidates. For example, we believe that companies including Genentech, Amgen, Immunogen, Biogen IDEC, Medarex and Wyeth are developing and/or marketing products that may compete with ours. Other potential competitors include large, fully integrated pharmaceutical companies and more established biotechnology companies, which have significant resources and expertise in research and development, manufacturing, testing, obtaining regulatory approvals and marketing. Also, academic institutions, government agencies and other public and private research organizations conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and marketing. It is possible that these competitors will succeed in developing technologies that are more effective than our product candidates or that would render our technology obsolete or noncompetitive.

If our competitors develop superior products, manufacturing capability or marketing expertise, our business may fail.

Our business may fail because we face intense competition from major pharmaceutical companies and specialized biotechnology companies engaged in the development of other products directed at cancer. Many of our competitors have greater financial and human resources expertise and more experience in the commercialization of product candidates. Our competitors may, among other things:

•	develop safer or more effective products;

•	implement more effective approaches to sales and marketing;

•	develop less costly products;

•	obtain quicker regulatory approval;

•	have access to more manufacturing capacity;

•	form more advantageous strategic alliances; or

•	establish superior proprietary positions.

In addition, if we receive regulatory approvals, we may compete with well-established, FDA-approved therapies that have generated substantial sales over a number of years. We anticipate that we will face increased competition in the future as new companies enter our market and scientific developments surrounding other cancer therapies continue to accelerate.

We have no experience in commercializing products on our own and, to the extent we do not develop this ability or contract with a third party to assist us, we may not be able to successfully sell our product candidates.

We do not have a sales and marketing force and may not be able to develop this capacity. If we are unable to establish sales and marketing capabilities, we will need to enter into sales and marketing agreements to market our products in the United States. For sales outside the United States, we plan to enter into third-party arrangements. In these foreign markets, if we are unable to establish successful distribution relationships with pharmaceutical companies, we may fail to realize the full sales potential of our product candidates.

Additionally, our product candidates may not gain market acceptance among physicians, patients, healthcare payors and the medical community. The degree of market acceptance of any approved product candidate will depend on a number of factors, including: establishment and demonstration of clinical efficacy and safety; cost-effectiveness of a product; its potential advantage over alternative treatment methods; and marketing and distribution support for the product.

Moreover, government health administrative authorities, private health insurers and other organizations are increasingly challenging both the need for and the price of new medical products and services. Consequently, uncertainty exists as to the reimbursement status of newly approved therapeutics and diagnostics. For these and other reasons, physicians, patients, third-party payors and the medical community may not accept and utilize any product candidates that we develop and even if they do, reimbursement may not be available for our products to enable us to maintain price levels sufficient to realize an appropriate return on our investment in research and product development.

The holders of our Series A convertible preferred stock have voting and other rights that they could exercise against your best interests.

The holders of our Series A convertible preferred stock have rights to designate two members of our Board of Directors and to vote as a separate class on certain significant corporate transactions, including the issuance of securities that would rank on a par with or senior to the Series A convertible preferred stock or the incurrence of debt in excess of $20 million. The holders of Series A convertible preferred stock are not entitled to receive any cumulative or non-cumulative dividends, and may only receive a dividend when and as declared by our Board of Directors or if any dividends are paid on any other shares of our capital stock based on the number of shares of common stock into which such holder’s shares of Series A convertible preferred stock would then convert. In addition, upon our liquidation or dissolution (including a merger or acquisition), the holders of our Series A convertible preferred stock are entitled to receive a liquidation preference in an amount equal to the greater of $25.00 per share of Series A convertible preferred stock or the amount that would have been paid had each such share of Series A convertible preferred stock been converted to common stock. The holders of Series A convertible preferred stock also have the right under certain circumstances in the event of our merger or acquisition approved by our Board of Directors to receive their liquidation preference in cash or a combination of cash and new preferred securities of the acquiring or surviving corporation. This requirement to pay cash or issue new preferred securities does not apply if the consideration to be received by the Series A holders has an aggregate value of more than $6.25 per share (calculated on an as-if-converted to common stock basis) determined on the date definitive documentation for such sale transaction is signed or if holders of 2/3rds of the outstanding shares of Series A convertible preferred stock waive this requirement. The holders of Series A convertible preferred stock may exercise these rights to the detriment of our common stockholders.

The holders of our Series A convertible preferred stock also have the right at any time to request that we register for resale the shares of our common stock that they acquire upon conversion of their Series A convertible preferred stock or upon exercise of their warrants to purchase our common stock, subject to certain limitations. In addition, as of July 9, 2004, the holders of our Series A convertible preferred stock may convert their Series A convertible preferred stock into common stock and sell shares of the common stock acquired upon such conversion in the public market in reliance upon Rule 144. Future sales in the public market of such common stock, or the perception that such sales might occur, could adversely affect the prevailing market price of our common stock and could make it more difficult for us to raise funds through a public offering or private placement of our equity securities.

We face product liability risks and may not be able to obtain adequate insurance to protect us against losses.

We currently have no products that have been approved for commercial sale. However, the current and future use of our product candidates by us and our corporate collaborators in clinical trials, and the sale of any approved products in the future, may expose us to liability claims. These claims might be made directly by consumers or healthcare providers or indirectly by pharmaceutical companies, our corporate collaborators or others selling such products. We may experience financial losses in the future due to product liability claims. We have obtained limited general commercial liability insurance coverage for our clinical trials. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for any of our product candidates. However, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.

Our operations involve hazardous materials and are subject to environmental, health and safety controls and regulations.

We are subject to environmental, health and safety laws and regulations, including those governing the use of hazardous materials. The cost of compliance with environmental, health and safety regulations is substantial. Our business activities involve the controlled use of hazardous materials and we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge, we may be held liable for any resulting damages, which may materially harm our business, financial condition and results of operations.

We may engage in future acquisitions that increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities and subject us to other risks.

We actively evaluate various strategic transactions on an ongoing basis, including licensing or acquiring complementary products, technologies or businesses. Any potential acquisitions may entail numerous risks, including increased operating expenses and cash requirements, assimilation of operations and products, retention of key employees, diversion of our management’s attention and uncertainties in our ability to maintain key business relationships of the acquired entities. In addition, if we undertake acquisitions, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition opportunities and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business.

Legislative actions, potential new accounting pronouncements and higher insurance costs are likely to impact our future financial position or results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with frequency in the past and may occur again in the future and as a result we may be required to make changes in our accounting policies. Compliance with new regulations regarding corporate governance and public disclosure may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq National Market rules, are creating uncertainty for companies such as ours and insurance costs are increasing as a result of this uncertainty and other factors. As a result, we intend to invest all reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from science and business activities to compliance activities.

Risks Related to this Offering

Our stock price may be volatile and our shares may suffer a decline in value.

The market prices for securities of biotechnology companies have in the past been, and are likely to continue in the future to be, very volatile. During the fourth quarter of 2003, our stock price fluctuated between $9.00 and $5.16 per share. As a result of fluctuations in the price of our common stock, you may be unable to sell your shares at or above the price you paid for them. The market price of our common stock may be subject to substantial volatility in response to many risk factors listed in this section, and others beyond our control, including:

•	announcements regarding the results of discovery efforts and preclinical and clinical activities by us or our competitors;

•	changes in our existing corporate partnerships or licensing arrangements;

•	establishment of new corporate partnering or licensing arrangements by us or our competitors;

•	our ability to raise capital;

•	developments or disputes concerning our proprietary rights;

•	issuance of new or changed analysts’ reports and recommendations regarding us or our competitors;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	changes in government regulations; and

•	economic or other external factors.

Our existing stockholders have significant control of our management and affairs.

Our executive officers and directors and holders of greater than five percent of our outstanding voting stock, together with entities that may be deemed affiliates of, or related to, such persons or entities, beneficially own approximately 50.3% percent of our voting power prior to this offering. As a result, these stockholders, acting together, may be able to control our management and affairs and matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Consequently, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control, including a merger, consolidation, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control, which might affect the market price of our common stock.

Anti-takeover provisions could make it more difficult for a third party to acquire us.

In addition to the 1,640,000 shares of Series A convertible preferred stock that are currently outstanding, our Board of Directors has the authority to issue up to an additional 3,360,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of common stock may be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of Seattle Genetics without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. Further, certain provisions of our charter documents, including provisions eliminating the ability of stockholders to take action by written consent and limiting the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice, may have the effect of delaying or preventing changes in control or management of Seattle Genetics, which could have an adverse effect on the market price of our stock. In addition, our charter documents provide for a classified board, which may make it more difficult for a third party to gain control of our Board of Directors. Similarly, state anti-takeover laws in Delaware and Washington related to corporate takeovers may prevent or delay a change of control of Seattle Genetics.

You will experience immediate dilution in the book value per share of the common stock you purchase.

Because the price per share of our common stock being offered is substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on an offering price to the public of $8.25 per share, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $4.92 per share in the net tangible book value of the common stock. See the section entitled “Dilution” below for a more detailed discussion of the dilution you will incur if you purchase common stock in this offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the documents that we have filed with the SEC that are included or incorporated or deemed to be incorporated by reference in this prospectus supplement include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “may,” “might,” “predict,” “should,” “will,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these statements include, among other things, statements relating to:

•	the development of our product candidates;

•	the establishment and development of collaborative partnerships;

•	our ability to identify new potential product candidates;

•	our ability to achieve commercial acceptance of our product candidates;

•	our ability to scale-up our manufacturing capabilities and facilities;

•	the use of proceeds from this offering;

•	our projected capital expenditures; and

•	our liquidity.

Any or all of our forward-looking statements in this prospectus supplement and in the documents incorporated or deemed to be incorporated by reference in this prospectus supplement may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this prospectus supplement will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. We advise you to consult the cautionary discussion of risks and uncertainties under “Risk Factors” contained on page S-8 of this prospectus supplement and in the section entitled “Important Factors That May Affect Our Business, Results of Operations and Stock Price” in our most recent quarterly report on Form 10-Q and annual report on Form 10-K. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us.

USE OF PROCEEDS

We expect to receive approximately $54.0 million in net proceeds from the sale of the 7,000,000 shares of common stock offered by us in this offering (approximately $62.1 million if the underwriters exercise their over-allotment option in full), at the public offering price of $8.25 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

We expect to use the net proceeds from the sale of the offered securities for:

•	clinical and preclinical development of existing product candidates;

•	discovery of additional product candidates;

•	potential acquisitions;

•	product manufacturing;

•	capital expenditures; and

•	other general corporate purposes.

Although we currently have no plans to acquire any complementary businesses, our management has broad discretion as to the allocation of the net proceeds received in this offering and may use these proceeds for that purpose in the future. Pending use of the net proceeds, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

PRICE RANGE OF OUR COMMON STOCK

Our common stock began trading on The Nasdaq National Market under the symbol SGEN on March 6, 2001. The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on The Nasdaq National Market.

	High	Low
Year Ended December 31, 2001
First Quarter (Beginning March 6, 2001)	$9.41	$4.00
Second Quarter	11.49	4.75
Third Quarter	7.52	3.60
Fourth Quarter	5.85	3.55
Year Ended December 31, 2002
First Quarter	$7.50	$4.25
Second Quarter	6.69	3.53
Third Quarter	5.15	2.62
Fourth Quarter	3.70	2.45
Year Ended December 31, 2003
First Quarter	$3.95	$2.25
Second Quarter	5.92	2.15
Third Quarter	7.00	4.18
Fourth Quarter	9.00	5.16
Year Ended December 31, 2004
First Quarter (Through February 4, 2004)	$10.85	$8.73

On February 4, 2004, the closing sale price of our common stock as quoted on The Nasdaq National Market was $9.01 per share. As of December 31, 2003, there were approximately 141 holders of record of our common stock. Because many of these shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. For the foreseeable future, we intend to retain earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends. The holders of Series A convertible preferred stock are not entitled to receive any cumulative or non-cumulative dividends, and may only receive a dividend when and as declared by our Board of Directors or if any dividends are paid on any other shares of our capital stock based on the number of shares of common stock into which such holder’s shares of Series A convertible preferred stock would then convert. In addition, for so long as 33 1/3% of the total number of shares of Series A convertible preferred stock we originally issued are outstanding, we need the approval of holders of 66 2/3% of such outstanding shares of Series A convertible preferred stock in order to declare, pay, set aside or reserve amounts for the payment of any dividend on our capital stock, other than the Series A convertible preferred stock.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2003:

•	on an actual basis; and

•	on an as adjusted basis to reflect the sale of the 7,000,000 shares of common stock offered by us at the public offering price of $8.25 per share, less the underwriting discount and estimated offering expenses payable by us.

	September 30, 2003
	Actual	As Adjusted
	(Unaudited)	(Unaudited)
Stockholders’ equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized: Series A convertible preferred stock, 1,640,000 issued and outstanding	$1,640	$1,640
Common Stock, $0.001 par value, 1,000,000 shares authorized, 30,919,197 issued and outstanding	30,919	37,919
Additional paid-in capital	146,203,290	200,156,290
Deferred stock compensation	(809,195)	(809,195)
Accumulated other comprehensive income	(15,301)	(15,301)
Accumulated deficit	(73,265,866)	(73,265,866)

Total stockholders’ equity	$72,145,487	$126,105,487

The number of shares in the table above excludes:

•	4,505,539 shares of common stock subject to outstanding options as of September 30, 2003 under our stock option plans at a weighted average exercise price of $5.28 per share;

•	1,480,980 shares of common stock reserved for future stock option grants and restricted stock awards as of September 30, 2003 under our stock option plans;

•	807,865 shares of common stock reserved for issuance as of September 30, 2003 under our employee stock purchase plan; and

•	2,050,000 shares of our common stock subject to warrants outstanding as of September 30, 2003 at an exercise price of $6.25 per share.

DILUTION

Our unaudited net tangible book value as of September 30, 2003 was approximately $72.1 million, or $2.33 per share of common stock. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets, and dividing this amount by the number of shares of common stock outstanding. After giving effect to the sale by us of the 7,000,000 shares of common stock offered in this offering, at the public offering price of $8.25 per share and after deducting the underwriting discount and estimated offering expenses payable by us, our net tangible book value as of September 30, 2003 would have been approximately $126.1 million, or $3.33 per share of common stock. This represents an immediate increase in net tangible book value of $1.00 per share to our existing stockholders and an immediate and substantial dilution of $4.92 per share to new investors. The following table illustrates this per share dilution:

Public offering price per share		$8.25
Net tangible book value per share as of September 30, 2003	$2.33
Increase per share attributable to new investors	1.00

As adjusted net tangible book value per share after this offering		3.33

Dilution per share to new investors		$4.92

The above discussion and table is based on 30,919,197 shares of common stock issued and outstanding as of September 30, 2003 and excludes:

•	4,505,539 shares of common stock subject to outstanding options as of September 30, 2003 under our stock option plans at a weighted average exercise price of $5.28 per share;

•	1,480,980 shares of common stock reserved for future stock option grants and restricted stock awards as of September 30, 2003 under our stock option plans;

•	807,865 shares of common stock reserved for issuance as of September 30, 2003 under our employee stock purchase plan;

•	1,640,000 shares of Series A convertible preferred stock which is convertible on a ten-for-one basis into common stock at a conversion price of $2.50 per share; and

•	2,050,000 shares of our common stock subject to warrants outstanding as of September 30, 2003 at an exercise price of $6.25 per share.

BUSINESS

Overview

Seattle Genetics is a biotechnology company focused on the development of monoclonal antibody-based therapeutic products for the treatment of cancer and immunologic diseases. We currently have two product candidates in phase II clinical development, SGN-30 and SGN-15, and one product candidate that we expect to enter clinical trials in early 2004, SGN-40. Additionally, we have three product candidates currently in preclinical development: SGN-35, SGN-17/19 and SGN-75. Our pipeline of product candidates is based upon three technologies: genetically engineered monoclonal antibodies, monoclonal antibody-drug conjugates (ADCs) and antibody-directed enzyme prodrug therapy (ADEPT). These technologies enable us to develop monoclonal antibodies that can kill target cells on their own as well as increase the potency of monoclonal antibodies by enhancing their cell-killing ability. We also have active discovery programs to identify novel antigens and new monoclonal antibodies.

Monoclonal Antibodies for Cancer Therapy

Antibodies are protective proteins released by the immune system’s B cells, a type of white blood cell, in response to the presence of a foreign substance in the body, such as a virus, or in some cases to an abnormal immunologic response. B cells produce millions of different kinds of antibodies, which have slightly different shapes that enable them to bind to and inactivate different targets. Antibodies that have identical molecular structure and bind to a specific target are called monoclonal antibodies.

There are a growing number of monoclonal antibodies that have been approved for the treatment of cancer. These include three genetically engineered monoclonal antibodies (Rituxan, Herceptin and Campath), two radionuclide-conjugated monoclonal antibodies (Zevalin and Bexxar) and an antibody-drug conjugate (Mylotarg). Together, these six products generated sales of approximately $2 billion in 2003. Additionally, there are many monoclonal antibodies in preclinical development and clinical trials, most notably Genentech’s Avastin and ImClone/Bristol-Myers Squibb’s Erbitux, that are likely to increase the number of monoclonal antibody-based commercial products in the future.

Cancer is the second leading cause of death in the United States, resulting in over 563,000 deaths annually. The American Cancer Society estimates that over 18 million new cases of cancer have been diagnosed in the United States since 1990 and that 1.4 million new cases of cancer will be diagnosed in 2004. Worldwide, the World Health Organization estimates that more than 10 million people are diagnosed with cancer each year, a rate that is expected to increase to an estimated 15 million people annually by the year 2020. According to the National Cancer Institute, approximately 40 percent of people diagnosed with cancer will die within 5 years after treatment.

Our Monoclonal Antibody Technologies

Our monoclonal antibody technology is designed to maximize the antitumor activity of antibodies. Some monoclonal antibodies have significant intrinsic antitumor activity; however, some are not potent enough on their own to represent effective therapeutic agents. To address this limitation, we are using our ADC and ADEPT technologies to develop monoclonal antibody-based therapies that can more effectively kill target cells. In addition, we are evaluating the use of our monoclonal antibodies in combination with conventional chemotherapy, which may result in synergistic antitumor activity that is greater than when either therapy is administered alone.

Three distinct but related technologies form our core business and provide the potential for discovery and development of an array of monoclonal antibody-based therapeutics:

•	genetically engineered monoclonal antibodies;

•	monoclonal antibody-drug conjugates (ADCs); and

•	antibody-directed enzyme prodrug therapy (ADEPT).

Genetically Engineered Monoclonal Antibodies

Our antibodies are genetically engineered to reduce non-human sequences, thereby lowering the potential for patients to develop a neutralizing immune response and extending the duration for use in therapy. In general, there are three types of genetically engineered monoclonal antibodies being developed for human therapeutic use: chimeric, humanized and fully-human. A chimeric antibody contains a mixture of mouse and human sequences, usually 30 percent mouse and 70 percent human. Rituxan, the largest selling antibody product for cancer therapy, is a chimeric antibody. Humanized antibodies contain over 90 percent human sequences, while fully-human monoclonal antibodies contain 100 percent human sequences. We have both chimeric and humanized monoclonal antibodies in our product development pipeline. We have substantial expertise in humanizing antibodies and have non-exclusive licenses to Protein Design Labs’ antibody humanization patents. We also have a collaboration with Medarex that provides us with access to their fully-human monoclonal antibody technology for potential future product candidates.

Some monoclonal antibodies kill cancer cells without being conjugated to a toxin by either directly sending a cell-killing signal or by activating an immune response that leads to cell death. These antibodies can be effective in regressing tumors and have the advantage of low systemic toxicity. For example, antibodies targeted to antigens such as CD20 (Rituxan), HER2 (Herceptin) and CD52 (Campath) are FDA-approved and are collectively generating nearly $2 billion in annual sales. SGN-30 and SGN-40 fall into this category of genetically engineered antibodies that have antitumor activity on their own without conjugation to a toxin.

Antibody-Drug Conjugates (ADCs)

ADCs are monoclonal antibodies that are linked to potent cell-killing drugs. For our ADCs, we utilize monoclonal antibodies that enter target cells upon binding to their cell-surface receptors. The environment inside the cell causes the cell-killing drug to be released from the monoclonal antibody, allowing it to have the desired effect. Until released, the cell-killing drug is inactive, thereby sparing normal cells. An important component of an ADC is the conditional linker that holds and then releases the drugs from the monoclonal antibodies once it enters the target cell. We have a variety of linker technologies including enzyme-cleavable linkers that are very stable in blood. We use highly potent cell-killing drugs, such as Auristatin derivatives, that are synthetically produced and readily scaleable, in contrast to natural product drugs that are more difficult to produce and link to antibodies. We hold exclusive or partially-exclusive licenses to two issued patents and have filed six patent applications covering our ADC technology. We continually create and evaluate new linkers and novel classes of potent, cell-killing drugs for use in our ADC program.

Antibody Directed Enzyme Prodrug Therapy (ADEPT)

ADEPT represents a novel approach to minimize drug exposure to normal tissues through the combination of two relatively non-toxic agents to achieve potent antitumor activity specifically localized to tumor tissue. With ADEPT technology, we utilize monoclonal antibodies that remain bound to the cell surface, as distinguished from the antibodies that enter target cells used with our ADC technology. ADEPT administration is a two-step process. In the first step, an enzyme conjugated to an antibody fragment is administered and accumulates on the surface of tumor cells. In the second step, relatively inactive forms of anti-cancer drugs (termed prodrugs) are administered and subsequently converted by the enzyme attached to the tumor cell into potent cell-killing drugs that can penetrate into tumor tissue and induce antitumor responses. This method of drug delivery results in higher drug concentrations within tumors relative to normal tissues, thus localizing the effects of the therapy.

Our Strategy

Our goal is to become a leading developer and marketer of monoclonal antibodies for cancer and immunologic diseases. Key elements of our strategy are to:

•	Advance Our Product Pipeline. Our primary focus is advancing our pipeline of product candidates: SGN-30 and SGN-15, which are in clinical trials, SGN-40, for which we have filed an IND, and SGN-35, SGN-17/19 and SGN-75, which are in preclinical development. To that end, we have built strong internal expertise in our development, regulatory and clinical groups. We also enter into key relationships with scientific advisors, research organizations and contract manufacturers to supplement our internal efforts. For our clinical trials, we have established relationships with leading experts in oncology and hematology and conducted trials at over 20 cancer centers throughout the United States during 2003.

•	Develop Industry-leading Monoclonal Antibody Technologies. We have developed industry-leading technologies to enhance the potency and efficacy of monoclonal antibodies. Our ADC and ADEPT technologies enable us to exploit the therapeutic potential of monoclonal antibodies that have target specificity by enhancing their cell-killing capabilities. We are currently developing several product candidates that employ these technologies, including our preclinical ADC product candidates, SGN-35 and SGN-75, and our preclinical ADEPT product candidate, SGN-17/19.

•	Selectively License our Technologies. We license our ADC and ADEPT technologies to generate near-term revenue and potentially earn future milestones and royalties which partially offset expenditures on our internal research and development activities. Presently, we have collaborations with Genentech, Celltech Group and Protein Design Labs for our ADC technology and with Genencor International for our ADEPT technology.

•	Identify and Develop Novel Monoclonal Antibodies. We have focused on the research and development of monoclonal antibodies since our inception. We have internal efforts in antigen and antibody discovery to identify targets that can be used to generate new monoclonal antibodies. We believe these programs will enable us to continue to expand our pipeline of therapeutic candidates. In addition, we believe we have created valuable intellectual property by successfully identifying and filing patent applications for multiple novel monoclonal antibodies with potential therapeutic uses.

•	Acquire or In-license Attractive Product Candidates and Technologies. In addition to our internal research and development initiatives, we have ongoing efforts to identify products and technologies to in-license from academic groups and other biotechnology and pharmaceutical companies. We have entered into such license agreements with Bristol-Myers Squibb, Genentech, Protein Design Labs, Medarex, ICOS Corporation, University of Miami, Arizona State University and Mabtech AB, among others. We plan to continue supplementing our internal research programs through in-licensing.

•	Establish Strategic Collaborations to Advance our Product Pipeline. We may enter into strategic collaborations at various stages in our research and development process to accelerate the commercialization of our product candidates. Collaborations can also supplement our own internal expertise in key areas such as clinical, manufacturing, marketing, sales and distribution. When establishing strategic collaborations we endeavor to retain significant product rights.

Development Programs

The following table summarizes the status of our product pipeline:

Product Candidate	Technology	Disease/ Indication	Development Stage

SGN-30	Genetically engineered monoclonal antibody	Hodgkin’s disease	Phase II
		Anaplastic large cell lymphoma	Phase II

SGN-15	ADC	Non-small cell lung cancer in combination with Taxotere; other solid tumors	Phase II

SGN-40	Genetically engineered monoclonal antibody	Multiple myeloma; non-Hodgkin’s lymphoma; bladder and renal cancer	IND filed; phase I trial planned

SGN-35	ADC	Hematologic malignancies; immunologic diseases	Preclinical

SGN-17/19	ADEPT	Melanoma	Preclinical

SGN-75	ADC	Renal cancer; hematologic malignancies; immunologic diseases	Preclinical

SGN-30

We are currently conducting phase II clinical trials of SGN-30 for the treatment of Hodgkin’s disease and anaplastic large cell lymphoma. SGN-30 is a monoclonal antibody targeting the CD30 antigen that is expressed on some hematologic malignancies, including Hodgkin’s disease and some types of non-Hodgkin’s lymphoma. CD30 is an attractive target for cancer therapy because it has minimal expression on normal tissues.

We are also investigating possible applications of SGN-30 in immunologic diseases such as lupus and multiple sclerosis. In immunologic disease, the body’s immune system malfunctions and attacks its own healthy cells. Many therapies for immunologic disease rely on suppressing the immune system to prevent further damage to normal tissues, but have the unwanted side effect of making the patient more susceptible to infection or cancer. The CD30 antigen is expressed only on activated T- and B-cells but is absent on these cells when in a resting state. Since resting T-cells and B-cells make up approximately 95 percent of those types of cells circulating in the body, SGN-30 may be able to prevent or reduce a damaging immune response without globally suppressing the patient’s immune system, thus leaving the patient better able to fight off infection. Preclinical studies of SGN-30 in immunologic disease are ongoing internally and with outside collaborators.

Market Opportunity

The American Cancer Society estimates that approximately 7,800 cases of Hodgkin’s disease and 54,300 cases of non-Hodgkin’s lymphoma (some of which express CD30) will be diagnosed in the United States during 2004. Advances made in the use of combined chemotherapy and radiotherapy for malignant lymphomas over the past half-century have resulted in durable remission rates for front-line therapy in early stage disease. However, the therapeutic options for refractory or relapsed patients are very limited, and there are significant opportunities for new treatments in this patient population.

Clinical Results and Status

During 2002, we initiated and completed a single-dose phase I clinical trial of SGN-30 in patients with CD30-expressing hematologic malignancies at three sites in the United States. The objectives of this trial were to establish safety and pharmacokinetic profiles, evaluate effects on lymphocytes and determine whether a single dose of SGN-30 induced an immune response. We treated 13 patients in this study at escalating doses of between one and 15 milligrams per kilogram of SGN-30. We did not find significant toxicities in any of the patients and, although the clinical trial was not designed to evaluate efficacy, we observed antitumor responses in two out of ten evaluable patients, one with Hodgkin’s disease and one with anaplastic large cell lymphoma. Additionally, we found minimal immune response, no lymphocyte depletion and no infectious complications.

In November 2003, we completed a multi-dose phase I clinical trial of SGN-30, again targeting patients with CD30-expressing hematologic malignancies. The objectives of this trial were to establish safety and pharmacokinetic profile, evaluate effects on lymphocytes, determine whether patients develop an immune response and assess antitumor activity of a multi-dose regimen of SGN-30. We treated a total of 24 patients in this study in four cohorts of six patients at predetermined dose levels of 2, 4, 8 and 12 milligrams per kilogram of SGN-30. All of the doses of SGN-30 were well tolerated, with no significant toxicities. Although the clinical trial was not primarily designed to evaluate efficacy, one patient experienced a complete response and six patients had stable disease. Notably, all of these patients had failed prior treatment with chemotherapy, with the median patient having received five prior courses of chemotherapy.

Based on our phase I data, in January 2004 we initiated a phase II clinical trial of SGN-30 in patients with Hodgkin’s disease and anaplastic large cell lymphoma. The trial is designed to accrue up to 80 patients, 40 patients in each disease indication, and will be conducted at multiple sites in the United States. The trial will evaluate the safety, immunogenicity and antitumor activity of SGN-30 at six weekly doses of six milligrams per kilogram.

We have received orphan drug designation from the FDA for SGN-30 in Hodgkin’s disease. We are also considering additional clinical trials of SGN-30 for the treatment of cutaneous T-cell lymphoma and in combination with chemotherapy for the treatment of hematologic malignancies. We are also evaluating possible application of SGN-30 in immunologic disease.

SGN-15

We have completed a phase II clinical trial of SGN-15 for the treatment of non-small cell lung cancer (NSCLC) in combination with Taxotere, the only FDA-approved chemotherapy for second-line treatment of lung cancer. SGN-15 is an ADC composed of a monoclonal antibody chemically attached by a hydrazone linker to the chemotherapeutic drug doxorubicin. The antibody component of SGN-15 binds to a Lewisy-related carbohydrate antigen that is highly expressed on many solid tumors, including lung, breast, prostate, ovarian, pancreatic and colon cancer. SGN-15 works by binding to the target cell and, upon entering the cell, releasing its payload of doxorubicin. Preclinical studies of SGN-15 in combination with Taxotere have established synergistic antitumor activity and clinical studies have established non-overlapping toxicity profiles.

Market Opportunity

Lung cancer is the leading cause of all cancer-related deaths worldwide and will account for an estimated 160,000 deaths in the United States during 2004. Approximately 80 percent of lung cancer is NSCLC. Due to the lack of early symptoms, most NSCLC patients are already in the advanced stages of the disease at the time of diagnosis. Advanced stage and metastatic NSCLC remains an incurable disease with current therapies. Combination chemotherapy regimens have produced clinical response or stabilization in many cases, but have had little effect on overall survival. Response rates with standard chemotherapy are only approximately 25 percent and median survival is less than six months from time to progression. Consequently, there remains a significant unmet clinical need for patients with advanced stage NSCLC.

Clinical Results and Status

We are currently focusing our clinical development strategy for SGN-15 on the treatment of patients with NSCLC who have failed front-line, and in some cases second-line, therapies. We have also conducted several phase II clinical trials of SGN-15 in combination with Taxotere in other solid tumors.

We have completed a phase II trial investigating SGN-15 in combination with Taxotere in 60 patients with NSCLC and have reported preliminary results. This trial was designed to evaluate safety and antitumor activity of the combination therapy, as measured by reduction in tumor size, time to progression, quality of life and overall survival rates. Two-thirds of patients enrolled in this study received the combination of SGN-15 and Taxotere and one-third of the patients received Taxotere alone.

In the NSCLC trial, no significant toxicities related to SGN-15 occurred except moderate gastrointestinal symptoms. Preliminary analysis of the data from this study shows that the median survival of patients who received SGN-15 in combination with Taxotere was approximately six weeks longer than patients who received Taxotere alone. A greater proportion of patients who received SGN-15 in combination with Taxotere survived more than 400 days compared to the Taxotere alone group.

We believe these results are encouraging and we expect to initiate additional clinical trials of SGN-15 in the second half of 2004. Based on preclinical experiments, we have observed that sequencing the dosing of SGN-15 prior to Taxotere may result in a considerable gain in efficacy without any additional toxicity. In our next phase II clinical trial of SGN-15, we intend to compare simultaneous dosing with sequenced dosing of SGN-15 and Taxotere. We expect this trial will utilize a biomarker that can be assessed using PET analysis to determine the relative activity of the two dose schedules prior to obtaining a difference in patient survival. We intend to utilize the data from this phase II biomarker trial in planning the dosing schedule for future clinical trials of SGN-15, including a potential pivotal study in patients with refractory NSCLC.

SGN-40

In December 2003, we filed an IND for a phase I clinical trial of SGN-40 in patients with multiple myeloma. SGN-40 is a humanized anti-CD40 monoclonal antibody that we are developing to treat patients with CD40-expressing malignancies, including multiple myeloma and non-Hodgkin’s lymphoma, and possibly solid tumors such as bladder, renal, and ovarian cancer. We have generated extensive preclinical data demonstrating that SGN-40 has direct antitumor activity in both in vitro and in vivo models of multiple myeloma and non-Hodgkin’s lymphoma via at least two distinct cell-killing mechanisms.

Market Opportunity

We intend to focus our initial clinical development of SGN-40 on patients with multiple myeloma. The American Cancer Society estimates that approximately 15,000 cases of multiple myeloma will be diagnosed in the United States during 2004. Recent advances, such as the FDA’s approval of Velcade during 2003, have expanded the therapeutic options for patients with multiple myeloma. However, existing therapies for multiple myeloma have limited response rates and significant toxic side effects. Therefore, we believe there are substantial opportunities for targeted treatments in this disease.

Status

We expect to initiate our phase I multiple myeloma trial in up to 24 patients at up to four sites in the United States in the next few months. The objectives of this trial will be to establish safety and pharmacokinetic profile, evaluate effects on lymphocytes, determine whether patients develop an immune response to SGN-40 and assess antitumor activity of a multi-dose regimen of SGN-40. We are also planning to expand our clinical evaluation of SGN-40 into other indications, such as non-Hodgkin’s lymphoma, bladder and renal cancer.

SGN-35

SGN-35 is a second generation ADC composed of an anti-CD30 monoclonal antibody attached by our proprietary, enzyme-cleavable linker to a derivative of the highly potent class of cell-killing drugs called Auristatins. In preclinical models, SGN-35 has induced complete regressions of tumors at doses as low as

0.5 milligram per kilogram. We are currently conducting preclinical development of SGN-35 for the treatment of hematologic malignancies such as Hodgkin’s disease and some types of non-Hodgkin’s lymphoma, and we expect to initiate clinical trials in the first half of 2005. As with SGN-30, we are also considering possible uses of SGN-35 to treat immunologic diseases such as lupus and multiple sclerosis due to expression of the CD30 antigen on activated T- and B-cells.

SGN-17/19

SGN-17/19 is an ADEPT product candidate that we are developing for the treatment of metastatic melanoma. SGN-17 is a fusion protein containing the binding site of the L49 monoclonal antibody and the enzyme ß-lactamase. The L49 antibody component binds to the p97 cell surface antigen, which is non-internalizing and highly expressed on melanoma, as well as some ovarian, breast and lung carcinomas. SGN-19 is a prodrug form of the chemotherapeutic drug melphalan that has been inactivated through the addition of a chemical group that can be removed by the enzyme ß-lactamase. When SGN-17 is injected systemically, it accumulates on the tumor tissue and remains bound at the cell surface. SGN-19 is then administered systemically and converted to melphalan by the enzyme ß-lactamase, resulting in localized release of melphalan on the surface of cancer cells. Through genetic engineering efforts, we have made considerable advances in the production of the SGN-17 component. At present, the yield of active SGN-17 is suitable for scale-up to a clinical grade manufacturing process. We have also made improvements to the formulation and chemical synthesis of SGN-19, and are continuing to evaluate other types of novel, proprietary prodrugs that may be able to expand the therapeutic window of our ADEPT technology.

SGN-75

SGN-75 is an ADC composed of an anti-CD70 monoclonal antibody linked to an Auristatin derivative using our second generation ADC technology. The CD70 antigen is expressed on renal cancer, as well as some types of hematologic malignancies. SGN-75 may also have application in immunologic and inflammatory diseases since CD70 is expressed on recently activated T and B cells, but not while those cells are in a resting, unactivated state.

Discovery and Research Programs

In addition to our pipeline of product candidates and antibody-based technologies, we have internal discovery and research programs directed towards identifying novel antigen targets and monoclonal antibodies and developing new classes of stable linkers and potent, cell-killing drugs.

Novel Targets. We utilize a variety of genomic tools and biologic assays to identify novel antigen targets to which we can generate new specific monoclonal antibodies. We focus on genes and proteins that are highly expressed in cancer to identify molecules that are located on the surface of cancer cells that may serve as targets for monoclonal antibodies. We also actively evaluate opportunities to in-license antigen targets from academic groups and biotechnology and pharmaceutical companies.

Novel Monoclonal Antibodies. We are actively engaged in internal efforts to discover and develop antibodies with novel specificities and activities. We continue to create panels of new cancer-reactive monoclonal antibodies in our laboratories that are currently undergoing screening to identify those with the highest specificity. We supplement these internal efforts by evaluating opportunities to in-license antibodies from academic groups and other biotechnology and pharmaceutical companies. We also have access to fully-human monoclonal antibodies through our collaboration with Medarex. These monoclonal antibodies may represent product candidates on their own or may be utilized as part of our ADC or ADEPT technologies.

New Cell-Killing Drugs. We continue to research new, highly potent, cell-killing drugs that can be linked to antibodies, such as the Auristatins that we use in our second generation ADC technology. We are evaluating multiple Auristatin derivatives, as well as other classes of cell-killing drugs, for potential applications as ADCs. We are also synthesizing novel classes of prodrugs for use in our ADEPT technology.

Corporate Collaborations

Part of our business strategy is to establish corporate collaborations with biotechnology and pharmaceutical companies and academic institutions. We utilize our technologies to improve the efficacy of other companies’ monoclonal antibodies, which partially offsets expenditures on our internal research and development activities. We also seek collaborations to advance the development and commercialization of our own product candidates. When partnering, we seek to retain significant downstream participation in product sales through either profit-sharing or product royalties paid on annual net sales. Our principal corporate collaborations are listed below.

ADC Collaborations

We have entered into agreements with several collaborators to allow them to use our proprietary ADC technology with their monoclonal antibodies:

Genentech. In April 2002, we entered into an ADC collaboration with Genentech. Upon entering into the collaboration, Genentech paid a $2.5 million up front fee and purchased $3.5 million of our common stock in a private placement. In December 2003, Genentech designated additional targets under the collaboration agreement, triggering an additional $3.0 million fee and Genentech’s purchase of $7.0 million of our common stock in a private placement. Under the collaboration, Genentech pays us research fees for assistance with development of ADCs. Genentech also pays technology access fees and has agreed to pay progress-dependent milestone payments and royalties on net sales of any resulting products. Genentech is responsible for research, product development, manufacturing and commercialization of any products resulting from the collaboration.

Celltech Group. In March 2002, we entered into an ADC collaboration with Celltech pursuant to which we are providing research and development assistance. Under the terms of the multi-year agreement, Celltech paid us an up front technology access fee, is paying service and reagent fees and has agreed to make milestone payments and pay royalties on net sales of any resulting products. Celltech is responsible for all costs associated with the development, manufacturing and marketing of any products generated as a result of this agreement. During 2003, we achieved several preclinical milestones under our ADC collaboration with Celltech, which triggered payments to us.

Protein Design Labs. In June 2001, we entered into an ADC collaboration with Eos Biotechnology, which was assumed by Protein Design Labs upon its acquisition of Eos Biotechnology in 2003. In December 2003, Protein Design Labs exercised an option for an exclusive license to one antigen target under the collaboration, triggering a payment to us. In January 2004, we and Protein Design Labs agreed to expand the ADC collaboration. Under the amended agreement, we have agreed to provide additional support to Protein Design Labs in their development of ADC product candidates. In exchange, Protein Design Labs has agreed to pay us increased fees, milestones and royalties on net sales of any ADC products resulting from the collaboration, and has granted us a license and options for two additional licenses under their antibody humanization patents. Protein Design Labs has agreed to pay us to provide preclinical quantities of our proprietary drug linker. Protein Design Labs is responsible for all costs associated with the development, manufacturing and marketing of any ADC products generated as a result of this collaboration.

We are also in discussions with multiple biotechnology and pharmaceutical companies regarding potential collaborations involving our ADC technology. Many of these third parties pay us technology access fees to evaluate our ADC technology and to obtain limited periods of exclusivity to negotiate definitive licenses for specific target antigens. We expect that we will enter into additional ADC collaborations in the future with these and other potential collaborators.

ADEPT Collaboration

Genencor International. In January 2002, we formed a strategic alliance with Genencor International to discover and develop a class of cancer therapeutics based on tumor-targeted enzymes that activate prodrugs. As part of the collaboration, Genencor purchased $3.0 million of our common stock in a private placement. In July 2003, we and Genencor agreed to amend and extend the collaboration for an additional two years in exchange for a payment from Genencor. Under the terms of the amended agreement, Genencor has non-exclusive rights to use our ADEPT technology with Genencor’s own antibodies and antigen targets. In exchange, Genencor is paying us technology access and research fees and has agreed to pay milestones and royalties on sales of any products that utilize our ADEPT or prodrug technologies. We and Genencor may also elect to co-develop ADEPT products under the collaboration.

License Agreements

Bristol-Myers Squibb. In March 1998, we obtained rights to some of our technologies and product candidates, portions of which are exclusive, through a license agreement with Bristol-Myers Squibb. Through this license, we secured rights to monoclonal antibody-based cancer targeting technologies, including 26 different patents, eight monoclonal antibodies, chemical linkers, a ribosome-inactivating protein and enabling technologies. We also received a substantial supply of vialed, clinical-grade SGN-15, which has been used in our clinical trials. Under the terms of the license agreement, we are required to pay royalties on net sales of future products incorporating technology licensed from Bristol-Myers Squibb.

Genentech. In March 2003, we entered into license agreements with Genentech providing us with rights relating to our SGN-40 product candidate, including a license under Genentech’s Cabilly patents. We have agreed to pay Genentech an upfront license fee, a progress-dependent milestone payment and royalties on net sales of anti-CD40 products that use Genentech’s technology.

Protein Design Labs. In January 2004, as part of the expansion of our ADC collaboration, Protein Design Labs granted us one license and options for two additional licenses under Protein Design Lab’s antibody humanization patents. We have used the initial antibody humanization license for our SGN-40 product candidate. Under the terms of the license agreements, we are required to pay Protein Design Labs annual maintenance fees and royalties on net sales of products using Protein Design Labs’ technology.

Medarex. In February 2001, we entered into an agreement with Medarex to produce fully-human monoclonal antibodies to certain breast cancer and melanoma antigen targets identified by us over the following three years. As part of this agreement, Medarex bought $2.0 million of our common stock concurrent with our initial public offering in March 2001. In November 2001, we entered into an additional agreement with Medarex that allows us to immunize Medarex mice and to generate antibodies. We have the right to obtain a non-exclusive research license and/or exclusive commercial licenses with respect to antibodies developed from this program.

ICOS Corporation. In October 2000, we entered into a license agreement with ICOS Corporation for non-exclusive rights to use ICOS’ CHEF expression system. We have used this system to manufacture clinical supplies of SGN-30 and the BR96 antibody component of SGN-15, and we may also use it for other monoclonal antibodies in the future. Under the terms of this agreement, we are required to make progress-dependent milestone payments and pay royalties on net sales of products manufactured using the CHEF expression system.

University of Miami. In September 1999, we entered into an exclusive license agreement with the University of Miami, Florida, covering an anti-CD30 monoclonal antibody that is the basis of SGN-30 and the antibody component of SGN-35. Under the terms of this license, we made an up front payment and are required to pay annual maintenance fees, progress-dependent milestone payments and royalties on net sales of products incorporating technology licensed from the University of Miami.

Mabtech AB. In June 1998, we obtained exclusive, worldwide rights to a monoclonal antibody targeting the CD40 antigen, which is the basis for our SGN-40 product candidate, from Mabtech AB, located in Sweden. Under the terms of this license, we are required to make a progress-dependent milestone payment and pay royalties on net sales of products incorporating technology licensed from Mabtech.

CLB-Research and Development. Pursuant to a license agreement we entered into in July 2001, we obtained an exclusive license to specific monoclonal antibodies that target cancer and immunologic disease targets from CLB-Research and Development, located in the Netherlands. One of these antibodies is the basis of the antibody component of our SGN-75 product candidate. Under the terms of this agreement, we have made up front and option exercise payments and are required to make progress-dependent milestone payments and pay royalties on net sales of products incorporating these antibodies.

Arizona State University. In February 2000, we entered into a license agreement with Arizona State University for a worldwide, exclusive license to the cell-killing agent Auristatin E. We use Auristatin derivatives as a component of our ADC technology. Under the terms of this license, we are required to pay annual maintenance fees, progress-dependent milestone payments and royalties on net sales of products incorporating technology licensed from Arizona State University.

Patents and Proprietary Technology

We seek appropriate patent protection for our proprietary technologies by filing patent applications in the United States and other countries. As of December 31, 2003, we held exclusive or partially exclusive licenses to over 20 issued United States patents and owned over 15 pending United States and PCT patent applications. Our patents and patent applications are directed to product candidates, monoclonal antibodies, therapeutic antigen targets, linker technologies, ADC technologies, immunotoxin technologies, ADEPT and enabling technologies. Although we believe our patents and patent applications provide us with a competitive advantage, the patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions. We and our corporate collaborators or licensors may not be able to develop patentable products or processes or obtain patents from pending patent applications. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be sufficient to protect the technology owned by or licensed to us or our corporate collaborators.

Our commercial success depends significantly on our ability to operate without infringing patents and proprietary rights of third parties. A number of pharmaceutical and biotechnology companies, universities and research institutions may have filed patent applications or may have been granted patents that cover technologies similar to the technologies owned, optioned by or licensed to us or our corporate collaborators. Our or our corporate collaborators’ current patents, or patents that issue on pending applications, may be challenged, invalidated, infringed or circumvented, and the rights granted in those patents may not provide proprietary protection to us. We cannot determine with certainty whether patents or patent applications of other parties may materially affect our or our corporate collaborators’ ability to make, use or sell any products.

Competition

The biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. Many third parties compete with us in developing therapies to treat a variety of cancers including hematologic malignancies, carcinomas and melanoma. They include pharmaceutical companies, biotechnology companies, academic institutions and other research organizations.

We are aware of specific companies that have technologies that may be competitive with ours, including Wyeth, Immunogen and Medarex, all of which have antibody-drug conjugate technology. Wyeth markets the antibody-drug conjugate Mylotarg for patients with acute myelogenous leukemia. While we are not developing lead agents for that specific disease, Wyeth may apply their antibody-drug conjugate technology to other monoclonal antibodies that may compete with our lead product candidates. Immunogen has several antibody-drug conjugates in development that may compete with our product candidates. Immunogen has also established partnerships with other pharmaceutical and biotechnology companies to allow them to utilize Immunogen’s technology. We are also aware of a number of companies developing monoclonal antibodies directed at the same antigen targets or for the treatment of the same diseases as our product candidates. For example, Medarex is developing an anti-CD30 antibody for hematologic malignancies that may be competitive with SGN-30.

Manufacturing

We received clinical-grade SGN-15 from Bristol-Myers Squibb for our previous clinical trials, and have entered into agreements with contract manufacturers to supplement our supplies of SGN-15 as necessary for future studies, including ICOS Corporation, Albany Molecular Research, Inc. and Sicor Pharmaceuticals, Inc. For SGN-30, we have contracted with ICOS to manufacture preclinical and early-stage clinical supplies, and we are negotiating for phase III and commercial manufacturing capacity with other contract manufacturing organizations. For SGN-40, Genentech manufactured substantial quantities of clinical grade material that have been transferred to us. In the future, we will continue to rely on other third parties to perform additional steps in the manufacturing process, including synthesis of our next generation drug-linker systems, conjugation, vialing and storage of our product candidates.

We believe that our contract manufacturing relationships with ICOS, Albany Molecular, Sicor and other potential contract manufacturers with whom we are in discussions, together with existing supplies of SGN-40 from Genentech, will be sufficient to accommodate clinical trials through phase II and in some cases into the early stages of phase III of our current product candidates. However, we may need to obtain additional manufacturing arrangements, if available on commercially reasonable terms, or increase our own manufacturing capability to meet our future needs, both of which would require significant capital investment. We may also enter into collaborations with pharmaceutical or larger biotechnology companies to enhance the manufacturing capabilities for our product candidates.

Employees

As of December 31, 2003, we had 108 employees, 37 of whom hold doctoral level degrees. Of these employees, 87 are engaged in or directly support research, development and clinical activities and 21 are in administrative and business development positions. Each of our employees has signed a confidentiality agreement and none are covered by a collective bargaining agreement. We have never experienced employment-related work stoppages and consider our employee relations to be good.

Recent Developments

On February 3, 2004, we reported our financial results for the fourth quarter of 2003 and for our fiscal year ended December 31, 2003. Revenues for the fourth quarter of 2003 were $1.3 million, compared with $635,000 in the fourth quarter of 2002. For the year ended December 31, 2003, revenues were $5.1 million, compared to $1.7 million for the year ended December 31, 2002. The increase in revenue is primarily attributable to fees earned from ongoing research collaborations.

Total operating expenses for the fourth quarter of 2003 were $7.1 million, compared to $6.9 million in the same period in 2002. For the year 2003, total operating expenses were $28.3 million, compared to $26.9 million in the year 2002.

Research and development expenses were $5.1 million in the fourth quarter of 2003, compared to $5.4 million in the fourth quarter of 2002. General and administrative expenses were $1.6 million in the fourth quarter of 2003, compared to $985,000 in the fourth quarter of 2002. This increase is primarily attributable to an increase in compensation and benefits expense. We employed 108 staff members as of December 31, 2003, up 11 percent from 97 at the end of 2002.

We recorded a non-cash accretion of preferred stock deemed dividend of $186,000 for the fourth quarter of 2003 and $201,000 for the year ended December 31, 2003. The non-cash preferred stock deemed dividend is associated with the $41 million private placement of Series A convertible preferred stock that closed in July 2003. We will record non-cash accretion of preferred stock deemed dividends of $2.2 million, $27.1 million and $7.2 million, respectively in the first three quarters of 2004.

Net loss attributable to common stockholders for the fourth quarter of 2003 was $5.6 million, or $0.18 per share, compared to $5.8 million, or $0.19 per share, for the same period in 2002. For the year ended December 31, 2003, net loss attributable to common stockholders was $22.3 million, or $0.73 per share, compared to $23.2 million, or $0.77 per share, for the same period in 2002.

As of December 31, 2003, we had $73.7 million in cash, cash equivalents, short-term and long-term investments, compared to $44.2 million as of December 31, 2002 and compared to $69.2 million as of September 30, 2003. The increase in the fourth quarter reflects receipt of $10.0 million from Genentech, Inc., comprised of a fee of $3.0 million and an equity investment of $7.0 million in our common stock, under our existing ADC collaboration agreement with Genentech.

MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of February 3, 2004.

Name	Age	Positions and Offices
Clay B. Siegall, Ph.D.(1)	43	President, Chief Executive Officer and Director
Douglas E. Williams, Ph.D.(1)	45	Chief Scientific Officer, Executive Vice President, Research and Development and Director
Michael McDonald, M.B., Ch.B., M.R.C.P.	50	Chief Medical Officer
Tim J. Carroll	52	Chief Financial Officer
Eric L. Dobmeier, J.D.	35	Vice President, Corporate Affairs and General Counsel
Morris Z. Rosenberg, D.Sc.	44	Vice President, Development
Peter D. Senter, Ph.D.	52	Vice President, Chemistry
H. Perry Fell, Ph.D.	46	Chairman of the Board and Director
Srinivas Akkaraju, M.D., Ph.D.(2)	35	Director
Felix Baker, Ph.D.(2)	34	Director
Karl Erik Hellström, Ph.D.(2)	69	Director
Marc E. Lippman, M.D.(1)(2)(3)	59	Director
Michael F. Powell, Ph.D.(3)	49	Director
Douglas G. Southern(3)	61	Director

(1)	Member of Science Committee
(2)	Member of Compensation Committee
(3)	Member of Audit Committee

Clay B. Siegall, Ph.D. Dr. Siegall co-founded Seattle Genetics in 1997. He has served as our Chief Executive Officer since November 2002, as one of our directors since December 1997 and as our President since June 2000. Dr. Siegall also served as our Executive Vice President from December 1997 to June 2000 and as our Chief Scientific Officer from December 1997 until November 2002. Prior to co-founding Seattle Genetics, Dr. Siegall was with the Bristol-Myers Squibb Pharmaceutical Research Institute as a Senior Research Investigator from February 1991 to January 1995 and as a Principal Scientist from January 1995 to December 1997. From February 1988 to February 1991, Dr. Siegall was a Staff Fellow/Biotechnology Fellow at the National Cancer Institute, National Institutes of Health. Dr. Siegall received a Ph.D. in Genetics from George Washington University and a B.S. in Zoology from the University of Maryland. Dr. Siegall has authored 67 scientific papers and holds nine patents. He serves on the Editorial Board of three scientific journals and is a member of the Board of Scientific Counselors for the Cancer Treatment Research Foundation. Dr. Siegall received the Pierce Award in 1995 for his efforts in the field of targeted toxins.

Douglas E. Williams, Ph.D. Dr. Williams has served as our Chief Scientific Officer and Executive Vice President, Research and Development since September 2003 and as one of our directors since May 2001. Previously, he was Head of Health and Strategic Development of Genesis Research & Development Corporation, LTD, a New Zealand biotechnology company, from October 2002 to July 2003. Prior to that, Dr. Williams was Senior Vice President and Washington Site Leader of Amgen, Inc., a biotechnology company, from July 2002 to October 2002, Executive Vice President and Chief Technology Officer at Immunex Corporation, a biotechnology company, from October 1999 until July 2002 and Senior Vice President of Discovery Research at Immunex from October 1994 to October 1999. In addition to Seattle Genetics, Dr. Williams serves on the board of Genesis Research & Development Corporation. Dr Williams also serves on the scientific advisory boards for Evogenix, a Melbourne, Australia based biotechnology company, and Symphony Capital, New York, NY. Dr. Williams holds a B.S. magna cum laude in Biological Sciences from the University of Massachusetts, Lowell and a Ph.D. in Physiology from the State University of New York at Buffalo, Roswell Park Cancer Institute Division.

Michael McDonald, M.B., Ch.B., M.R.C.P. Dr. McDonald has served as our Chief Medical Officer since November 2003. Previously, he was Vice President, Global Clinical Research and Medical Affairs at Eli Lilly and Company, a pharmaceutical company, from August 2000 to November 2003. Prior to that, he was Executive Director of Medical and Regulatory Affairs of Eli Lilly Europe. Before joining Eli Lilly, Dr. McDonald spent seven years at SmithKline Beecham, a pharmaceutical company, in various positions where he was involved in worldwide clinical development programs, regulatory management and was a member of the pharmaceutical development strategy committee. Dr. McDonald received a degree in Medicine from Edinburgh University in Scotland and is a member of the Royal College of Physicians in London. He holds a Diploma in Pharmaceutical Medicine and is a Fellow of the Faculty of Pharmaceutical Physicians.

Tim J. Carroll. Mr. Carroll has served as our Chief Financial Officer since July 2000. Previously, he was Chief Financial Officer of ARIS Corporation, a technology firm, from August 1999 to July 2000 and with its predecessor company, fine.com, an internet development company, from June 1998 to August 1999. Mr. Carroll served as Vice President of Strategic Planning and Investor Relations for Multiple Zones International, a direct marketer of technology products, from April 1996 to May 1998. Mr. Carroll was Vice President of Financial Reporting and Investor Relations for the Hillhaven Corporation, a health care service firm, from January 1989 to April 1996. Mr. Carroll was a Senior Auditor with Deloitte & Touche LLP, a national accounting firm, from December 1975 to January 1980. Mr. Carroll received his B.S. in Accounting from the University of Washington and is a certified public accountant.

Eric L. Dobmeier, J.D. Mr. Dobmeier has served as our Vice President, Corporate Affairs and General Counsel since August 2003 and served as our Senior Director, Legal Affairs and General Counsel from March 2002 to August 2003. Previously, he was an attorney and then a senior attorney at Venture Law Group, a law firm, from March 1998 to March 2002, an associate at Heller Ehrman White & McAuliffe, a law firm, from January 1997 to February 1998 and a judicial law clerk for the Honorable Spencer M. Williams of the U.S. District Court for the Northern District of California from September 1994 to October 1996. Mr. Dobmeier received a J.D. from Boalt Hall School of Law, University of California, Berkeley and an A.B. in History from Princeton University.

Morris Z. Rosenberg, D.Sc. Dr. Rosenberg has served as our Vice President, Development since July 2001. Previously, he was Head of Bioprocess Development at Eli Lilly & Company, a pharmaceutical company, from July 1998 to July 2001. From August 1990 to July 1998 he held positions of increasing managerial responsibility, including Group Leader, at Biogen, Inc, a biopharmaceutical company. Dr. Rosenberg received a D.Sc. in Chemical Engineering, a M.S. and B.S. in Chemical Engineering, and a B.A. in Biology from Washington University in St. Louis, Missouri.

Peter D. Senter, Ph.D. Dr. Senter has served as our Vice President, Chemistry since August 2002. Previously, he served as our Senior Director, Chemistry from November 2000 until August 2002 and as our Director, Chemistry from January 1999 to November 2000. Before that, he was Director of Chemistry at Cytokine Networks, Inc., a biotechnology company, from November 1997 to August 1998 and Senior Principal Scientist at Bristol-Myers Squibb Pharmaceutical Research Institute from July 1985 to November 1997. Dr. Senter received a Ph.D. in Chemistry from the University of Illinois and an A.B. in Biochemistry from the University of California, Berkeley. He is the Associate Editor of Bioconjugate Chemistry and serves on the editorial board of four scientific journals. Dr. Senter is an Affiliate Professor of Bioengineering at the University of Washington. He has authored more than 80 scientific publications and holds 19 patents.

H. Perry Fell, Ph.D. Dr. Fell co-founded Seattle Genetics in 1997. He has served as our Chairman of the Board since March 2002, as one of our directors since December 1997 and as a consultant to Seattle Genetics since January 2004. Dr. Fell also served as our Chief Strategy Officer from November 2002 to December 2003, as our President from December 1997 to June 2000 and as our Chief Executive Officer from December 1997 to November 2002. Prior to co-founding Seattle Genetics, Dr. Fell was with the Bristol-Myers Squibb Pharmaceutical Research Institute as a Research Scientist from June 1986 to April 1989 and as Director of the

Molecular Immunology Department from April 1989 to December 1997. In addition to Seattle Genetics, Dr. Fell serves as a director of International Therapeutics, Inc., a biotechnology company. Dr. Fell received an M.B.A. from the University of Washington, a Ph.D. in Immunology from the University of Texas Health Science Center at Dallas, Southwestern Medical School and a B.S. in Microbiology from the University of Texas at Arlington. Dr. Fell has authored 30 scientific papers and holds nine patents.

Srinivas Akkaraju, M.D., Ph.D. Dr. Akkaraju has served as one of our directors since July 2003. He joined J.P. Morgan Partners as a Principal in April 2001. From October 1998 to April 2001, he was in Business and Corporate Development at Genentech, Inc., most recently as Senior Manager. Prior to joining Genentech, Dr. Akkaraju was a graduate student at Stanford University, where he received an M.D. and a Ph.D. in Immunology. He received his undergraduate degrees in Biochemistry and Computer Science from Rice University.

Felix Baker, Ph.D. Dr. Baker has served as one of our directors since July 2003. He is a Managing Partner of Baker Brothers Investments and a Managing Member of Baker Bros. Advisors, LLC. Dr. Baker and his brother, Julian Baker, co-founded and have managed a biotechnology investing partnership since 1994. Dr. Baker received a Ph.D. in Immunology and a B.S. in Biology with honors from Stanford University. In addition to Seattle Genetics, Dr. Baker serves as a director of Neurogen, Inc., Conjuchem Inc. and several privately held companies.

Karl Erik Hellström, M.D., Ph.D. Dr. Hellström has served as one of our directors since April 1998. He has been a principal investigator at the Pacific Northwest Research Institute since 1998. Dr. Hellström previously served as Vice President of Oncology Drug Discovery and Vice President of Immunotherapeutics at the Bristol-Myers Squibb Pharmaceutical Research Institute from October 1983 to September 1997. From August 1975 to September 1983, he was Head of the Tumor Immunology Program at the Fred Hutchinson Cancer Research Center after serving as Professor of Pathology at the University of Washington Medical School starting in September 1966 and where he continues to retain an Affiliate Professorship. In addition to Seattle Genetics, Dr. Hellström serves as a director of GeneMax Corp., a biotechnology company. Dr. Hellström received a M.D. and Ph.D. in tumor biology/immunogenetics from the Karolinska Institute in Stockholm, Sweden. He has published over 450 scientific papers, holds more than 20 patents and has received several awards, including the Yearly Award from the American Cancer Society, the Parke Davis Award in Experimental Pathology and the Humbold Award. Dr. Hellström also received RNO (Knight of the Northern Star, 1st Class) from Sweden in 1976. He is a past member of the Scientific Advisory Board of Sloan-Kettering Memorial Cancer Center and is a present member of the Scientific Advisory Council of Cancer Research Institute, Inc.

Marc E. Lippman, M.D. Dr. Lippman has served as one of our directors since June 2000. Since February 2001, he has been the John G. Searle Professor and Chair of the Department of Internal Medicine at the University of Michigan School of Medicine. Previously, Dr. Lippman was the Director of the Lombardi Cancer Research Center from July 1988 to February 2001, Professor and Chairman of the Department of Oncology from July 1999 to February 2001 and Professor of Medicine at Georgetown University Medical School in Washington, D.C. from July 1988 to February 2001. He also served as Chief of the Division of Hematology-Oncology at Georgetown University Medical School from July 1995 to February 2001. He was Head of the Medical Breast Cancer Section of the Medicine Branch of the National Cancer Institute from July 1976 to July 1988. Dr. Lippman has authored over 500 publications and one of the standard texts on breast cancer. He serves as chair of the Scientific Advisory Board for the Perseus-Soros Fund and is a director of Raven Biotechnology, a biotechnology company. Dr. Lippman has also served as a member of our Scientific Advisory Board since June 1998. He received a B.A., magna cum laude, from Cornell in 1964 and a M.D. from Yale where he was elected to Alpha Omega Alpha in 1968.

Michael F. Powell, Ph.D. Dr. Powell has served as one of our directors since April 1998. He has served as Managing Director of Sofinnova Venture Partners since 1998. Previously, he was a Group Leader at Genentech from December 1990 to June 1997 and Director of Product Development for Cytel Corporation, a biotechnology company, from September 1987 to December 1990. He is an Adjunct Professor at the University of Kansas and an editorial board member of several pharmaceutical journals. Dr. Powell received a Ph.D. in Chemistry from the University of Toronto in 1981 and was a postdoctoral fellow in Bio-Organic Chemistry at the University of California, Berkeley. In 1993, Dr. Powell was honored as a Fellow by the American Association of Pharmaceutical Scientists. Dr. Powell is the author of nearly 100 publications and books, including a treatise on vaccine design.

Douglas G. Southern. Mr. Southern has served as one of our directors and as Chairman of our Audit Committee since June 2002. Prior to joining our board, Mr. Southern was Senior Vice President and Chief Financial Officer at Immunex Corporation from January 1991 until retiring in April 1999. Prior to Immunex, he served as Senior Vice President, Chief Financial Officer at Pay ‘N Pak Stores from December 1985 to June 1990 and as Vice President and Corporate Controller of Coca Cola Bottling Company of Los Angeles from September 1975 to November 1979. From November 1979 to September 1985 and from September 1965 to September 1975, he served as an auditor and Certified Public Accountant with Arthur Young & Company, a predecessor to the accounting firm Ernst & Young LLP, the last six years of which he was an audit partner. Mr. Southern also serves on the board of directors and audit committee of Cutter & Buck Inc., a designer and marketer of sportswear. He received a B.S. in business administration from the University of California, Los Angeles and a Master’s in Accounting from the University of Southern California.

Board Composition

The Board is divided into three classes, with one class of directors elected to a three-year term at each annual meeting of stockholders. Two of our current directors are elected pursuant to special voting rights of the Series A convertible preferred stock and an Investor Rights Agreement dated July 8, 2003. So long as at least 37.5% of the shares of Series A convertible preferred stock issued at the closing of the sale of the Series A convertible preferred stock are outstanding, the holders of Series A convertible preferred stock have the right, voting together as a separate class, to designate two members of our Board of Directors. If between 18.75% and 37.5% of the shares of Series A convertible preferred stock issued at the closing are outstanding, the holders of Series A convertible preferred stock have the right, voting together as a separate class, to designate one member of our Board of Directors. If less than 18.75% of the shares of Series A convertible preferred stock issued at the closing are outstanding, the rights of the Series A investors to designate directors and to vote separately for the election of members of our Board of Directors shall terminate.

Under the Investor Rights Agreement, one director is designated by J.P. Morgan Partners and one is designated by Baker Brothers Investments. The right of J.P. Morgan Partners and Baker Brothers Investments, as applicable, to designate a director terminates if J.P. Morgan Partners or Baker Brothers Investments, as applicable, holds less than 50% of the Series A convertible preferred stock (or common stock issued upon conversion thereof) purchased by it at the closing. If J.P. Morgan Partners or Baker Brothers Investments loses its right to designate a director, then our Board of Directors may fill the vacancy or reduce the number of authorized directors. Pursuant to these rights and the Investor Rights Agreement, Srinivas Akkaraju, M.D., Ph.D. and Felix Baker, Ph.D. joined our Board of Directors in July 2003 upon completion of the private placement.

PRINCIPAL STOCKHOLDERS

The following table is based solely on statements in filings with the SEC or other reliable information and sets forth certain information regarding the beneficial ownership of our common stock as of February 3, 2004:

•	each person known by Seattle Genetics to beneficially own 5% or more of our common stock;

•	each director of Seattle Genetics;

•	each executive officer of Seattle Genetics; and

•	all directors and executive officers of Seattle Genetics as a group.

Name and Address of Beneficial Owner	Total Shares Beneficially Owned (1)	Shares Subject to Warrants or Options (1)	Percent Beneficially Owned (2)
			Before Offering	After Offering

JPMP Capital Corp. (3) 1221 Avenue of the Americas, 39th Floor New York, NY 10020	7,312,500	812,500	14.8%	13.0%

Felix Baker, Ph.D. (4) Baker Brothers Investments 667 Madison Ave, 17th Floor New York, NY 10021	7,312,500	812,500	14.8%	13.0%

Cascade Investment, LLC 2365 Carillon Point Kirkland, WA 98033	3,521,088	—	7.3%	6.3%

Genentech, Inc. 1 DNA Way South San Francisco, CA 94108	2,753,872	—	5.7%	5.0%

Clay B. Siegall, Ph.D.	1,913,582	622,082	3.9%	3.4%

H. Perry Fell, Ph.D.	1,907,332	613,332	3.9%	3.4%

Michael F. Powell, Ph.D. Sofinnova Venture Partners 140 Geary Street, 10th Floor San Francisco, CA 94108	1,891,092	28,750	3.9%	3.4%

Karl Erik Hellström, M.D., Ph.D.	747,500	47,500	1.5%	1.3%

Tim J. Carroll (5)	237,418	16,457	*	*

Morris Z. Rosenberg, D.Sc.	195,999	195,999	*	*

Peter D. Senter, Ph.D. (6)	171,230	103,082	*	*

Marc E. Lippman, M.D. (7)	91,666	39,166	*	*

Eric L. Dobmeier, J.D.	89,985	89,685	*	*

Douglas E. Williams, Ph.D.	30,208	27,708	*	*

Douglas G. Southern	13,458	11,458	*	*

Srinivas Akkaraju, M.D., Ph.D. (8)	—	—	*	*

Michael McDonald, M.B., Ch.B., M.R.C.P.	—	—	*	*

Directors and executive officers as a group (14 persons)	21,914,470	3,420,219	42.2%	37.2%

Unless otherwise indicated, the principal address of each stockholder above is: c/o Seattle Genetics, Inc., 21823 30th Drive Southeast, Bothell, WA 98021.

*	Less than 1% of the outstanding shares of common stock and Series A convertible preferred stock, on an as-converted basis.
(1)	Beneficial ownership is determined in accordance with rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power, including shares of our Series A convertible preferred stock. Shares of common stock subject to warrants or options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the warrants or options but are not deemed outstanding for computing the percentage ownership of any other person. Shares underlying options or warrants that are deemed beneficially owned are listed in the table above separately in the column labeled “Shares Subject to Warrants or Options.” These shares are included in the number of shares listed in the column labeled “Total Shares Beneficially Owned.”
(2)	Before Offering percentages are based on a total of 48,469,868 shares of common stock and After Offering percentages are based on a total of 55,469,868 shares of common stock outstanding as of February 3, 2004, assuming the conversion of all of the Series A convertible preferred stock outstanding into common stock on a ten-for-one basis and including the 7,000,000 shares offered in this prospectus supplement.
(3)	Consists of 512,031 shares of Series A convertible preferred stock and 640,039 shares of common stock issuable upon exercise of warrants owned by J.P. Morgan Partners (BHCA), L.P., 81,137 shares of Series A convertible preferred stock and 101,421 shares of common stock issuable upon exercise of warrants owned by J.P. Morgan Partners Global Investors, L.P., 11,061 shares of Series A convertible preferred stock and 13,826 shares of common stock issuable upon exercise of warrants owned by J.P. Morgan Partners Global Investors A, L.P., 41,182 shares of Series A convertible preferred stock and 51,478 shares of common stock issuable upon exercise of warrants owned by J.P. Morgan Partners Global Investors (Cayman), L.P., and 4,589 shares of Series A convertible preferred stock and 5,736 shares of common stock issuable upon exercise of warrants owned by J.P. Morgan Partners Global Investors (Cayman) II, L.P. The general partner of J.P. Morgan Partners (BHCA), L.P. is JPMP Master Fund Manager, L.P. The general partner of each of J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors A, L.P., and J.P. Morgan Partners Global Investors (Cayman) II, L.P. is JPMP Global Investors, L.P. JPMP Capital Corp., a wholly owned subsidiary of J.P. Morgan Chase & Co., a publicly traded company, is the general partner of each of JPMP Master Fund Manager, L.P. and JPMP Global Investors, L.P. Each of JPMP Master Fund Manger, L.P., JPMP Global Investors, L.P., JPMP Capital Corp., and J.P. Morgan Chase & Co. may be deemed beneficial owners of the shares held by J.P. Morgan Partners (BHCA), L.P., J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors A, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., and J.P. Morgan Partners Global Investors (Cayman) II, L.P., however, the foregoing shall not be construed as an admission that such entities are the beneficial owners of the shares held by J.P. Morgan Partners (BHCA), L.P., J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors A, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., and J.P. Morgan Partners Global Investors (Cayman) II, L.P.
(4)	Consists of 39,650 shares of Series A convertible preferred stock and 49,563 shares of common stock issuable upon exercise of warrants owned by Baker/Tisch Investments, L.P., 26,780 shares of Series A convertible preferred stock and 33,475 shares of common stock issuable upon exercise of warrants owned by Baker Bros. Investments, L.P., 27,625 shares of Series A convertible preferred stock and 34,531 shares of common stock issuable upon exercise of warrants owned by Baker Bros. Investments II, L.P., 271,830 shares of Series A convertible preferred stock and 339,788 shares of common stock issuable upon exercise of warrants owned by Baker Biotech Fund I, L.P., 249,730 shares of Series A convertible preferred stock and 312,162 shares of common stock issuable upon exercise of warrants owned by Baker Biotech Fund II, L.P. and 34,385 shares of Series A convertible preferred stock and 42,981 shares of common stock issuable upon exercise of warrants owned by Baker Biotech Fund II (Z), L.P. Baker Brothers Investments is the investment manager of each of the Baker Brothers Investments entities listed above. Felix Baker is a Managing Member of Baker Brothers Investments and shares voting and dispositive power with respect to the shares held by each such entity and disclaims beneficial ownership of such shares in which he has no pecuniary interest.
(5)	Includes 50,000 shares of common stock issued upon exercise of an option held by Mr. Carroll that are subject to repurchase rights that lapse over the vesting schedule of Mr. Carroll’s option.
(6)	Includes 6,250 shares of common stock issued upon exercise of an option held by Dr. Senter that are subject to repurchase rights that lapse over the vesting schedule of Dr. Senter’s option.
(7)	Includes 3,907 shares of common stock issued upon exercise of an option held by Dr. Lippman that are subject to repurchase rights that lapse over the vesting schedule of Dr. Lippman’s option.
(8)	Srinivas Akkaraju, M.D., Ph.D. is a Principal with J.P. Morgan Partners, LLC but does not have voting or dispositive power with respect to any of the shares beneficially owned by any of the entities listed in footnote (3) above.

UNDERWRITING

We are offering the shares described in this prospectus supplement through a number of underwriters. CIBC World Markets Corp. and Banc of America Securities LLC are acting as joint book-running managers and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each of the underwriters has severally agreed to purchase from us, the number of shares listed next to its name in the following table:

Underwriters	Number of Shares
CIBC World Markets Corp.	2,520,000
Banc of America Securities LLC	2,362,500
WR Hambrecht + Co, LLC	1,417,500
Delafield Hambrecht, Inc.	140,000
Fortis Securities Inc.	140,000
McAdams Wright Ragen, Inc.	140,000
Punk, Ziegel & Company, L.P.	140,000
Wells Fargo Securities, LLC	140,000

Total	7,000,000

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us. The shares will be ready for delivery on or about February 10, 2004 against payment in immediately available funds.

The underwriters will initially offer the shares to the public at the price specified on the cover page of this prospectus supplement. The underwriters may allow to selected dealers a concession of not more than $0.297 per share. The underwriters may also allow, and any dealers may reallow, a concession of not more than $0.099 per share to selected other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The shares are offered subject to a number of conditions, including:

•	receipt and acceptance of the shares by the underwriters, and

•	the underwriters’ right to reject orders in whole or in part.

We have granted the underwriters an option to purchase up to 1,050,000 additional shares at the public offering price less the underwriting discounts and commissions, which purchase must be completed within 30 days from the date of original issuance of the shares. The underwriters may exercise this option solely for the purpose of covering any over-allotments made in connection with this offering. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

Our common stock is traded on the Nasdaq National Market under the symbol “SGEN.”

The following table shows, on a per share and total basis, the public offering price, underwriting discounts and commissions to be paid to the underwriters and proceeds before expenses to us, assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$8.250	$57,750,000	$66,412,500
Underwriting discount	$0.495	$3,465,000	$3,984,750
Proceeds, before expenses, to Seattle Genetics, Inc.	$7.755	$54,285,000	$62,427,750

We estimate that the expenses of this offering, not including the underwriting discounts and commissions, will be approximately $325,000. These expenses are payable by us.

We and our executive officers, directors and their affiliated funds and certain major stockholders have entered into a lock-up agreement with the underwriters. Under this agreement, we and these executive officers, directors and major stockholders may not, without the prior written approval of the representatives, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exchangeable for our common stock (other than the shares in this offering or issuances of common stock pursuant to the conversion or exchange of convertible securities or the exercise of warrants or options, grants of employee stock options or issuance of common stock pursuant to the exercise of such options). These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. However, funds affiliated with Sofinnova Venture Partners may sell or distribute to their limited partners up to 500,000 shares of our common stock beginning on the date that is 31 days after the date of this prospectus supplement. At any time and without notice, the representatives may, in their sole discretion, release all or some of the securities from this lock-up agreement.

We will indemnify the underwriters against various liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the shares, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the shares while this offering is in progress. Stabilizing transactions may include making short sales of the shares, which involves the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and purchasing shares from us or in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of the shares available for purchase in the open market compared to the price at which the underwriters may purchase shares pursuant to the over-allotment option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters or selling group members that sold those shares as part of this offering to repay the concession received by them. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

As a result of these activities, the price of the shares may be higher than the price that otherwise might exist in the open market. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described may have on the price of the shares. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

The underwriters and their affiliates have provided certain commercial banking, financial advisory and investment banking services to us and our affiliates for which they have received customary fees. The underwriters and their affiliates may from time to time engage in future transactions with us and our affiliates and provide services to us and our affiliates in the ordinary course of their business.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

LEGAL MATTERS

Heller Ehrman White & McAuliffe LLP, Seattle, Washington will pass upon the validity of the common stock offered by this prospectus supplement for us. Certain legal matters in connection with this offering will be passed on for the underwriters by Cooley Godward LLP, Palo Alto, California.

EXPERTS

The financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K of Seattle Genetics, Inc. for the year ended December 31, 2002 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. This prospectus supplement is part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933, as amended. As permitted by the SEC, this prospectus supplement does not contain all the information in the registration statement filed with the SEC. For a more complete understanding of this offering, you should refer to the complete registration statement on Form S-3 that may be obtained from the locations described below. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s web site at http://www.sec.gov.

Statements contained in this prospectus supplement about the contents of any contract or other document are not necessarily complete. If we have filed any contract or other document as an exhibit to the registration statement or any other document incorporated by reference into the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract or other document is qualified in its entirety by reference to the actual document.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and certain information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any additional documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (other than reports or portions furnished under Items 9 or 12 of Form 8-K), unless otherwise specifically stated in such current report on Form 8-K, until we complete our offering of the securities:

•	our annual report on Form 10-K for the year ended December 31, 2002;

•	our quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2003, June 30, 2003 and September 30, 2003;

•	our current reports on Form 8-K filed on December 19, 2003, June 5, 2003 and May 15, 2003 (other than reports or portions furnished under Items 9 or 12 of Form 8-K);

•	our definitive proxy statement on Schedule 14A, as filed with the SEC on April 11, 2003 in connection with our May 15, 2003 annual meeting of stockholders;

•	our definitive proxy statement on Schedule 14A, as filed with the SEC on June 9, 2003 in connection with our July 2, 2003 special meeting of stockholders; and

•	the description of our common stock contained in our registration statement on Form 8-A as filed with the SEC on February 28, 2001, as amended.

Documents incorporated by reference, excluding exhibits except to the extent such exhibits are specifically incorporated by reference, are available from us without charge. You may obtain documents incorporated by reference by requesting them in writing from Seattle Genetics, Inc., 21823 30th Drive SE, Bothell, Washington 98021, Attention: Investor Relations Department, or by calling (425) 527-4000.

PROSPECTUS

$75,000,000

COMMON STOCK

Seattle Genetics, Inc. may offer shares of its common stock, $0.001 par value per share, from time to time. We will specify in an accompanying prospectus supplement the terms of any offering. Our common stock is traded on the Nasdaq National Market under the trading symbol “SGEN.” On December 16, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $6.96 per share. The common stock offered by this prospectus will have an aggregate public offering price of up to $75,000,000.

You should read this prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus and any prospectus supplement carefully before you invest.

Investing in our common stock involves a high degree of risk. See the section entitled “Important Factors That May Affect Our Business, Results of Operations and Stock Price” in our most recent quarterly report on Form 10-Q for the quarter ended September 30, 2003, as filed with the Securities and Exchange Commission and the section entitled “ Risk Factors” on page 4, as well as any amendment or update thereto reflected in subsequent filings with the Securities and Exchange Commission, including any prospectus supplement.

This prospectus may not be used to offer or sell any of our common stock unless accompanied by a prospectus supplement.

The common stock offered by this prospectus may be sold directly by us to investors, through agents designated from time to time or to or through underwriters or dealers. We will set forth the names of any underwriters or agents in an accompanying prospectus supplement. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution.” The net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 12, 2004.

SEATTLE GENETICS, INC.

We focus on the discovery and development of monoclonal antibody-based drugs to treat cancer and other human diseases. We have three monoclonal antibody-based technologies: genetically engineered monoclonal antibodies; monoclonal antibody-drug conjugates (ADCs); and antibody-directed enzyme prodrug therapy (ADEPT). Our technologies enable us to develop monoclonal antibodies that can kill cells on their own as well as to increase the potency of monoclonal antibodies by enhancing their tumor cell-killing ability. Using our expertise in cancer and monoclonal antibody technologies, we have constructed a diverse portfolio of product candidates. Our technologies also provide us with an opportunity to partner with other companies that are developing monoclonal antibodies.

We have two monoclonal antibody-based product candidates in clinical trials, SGN-30 and SGN-15. SGN-30 is being developed to treat patients with hematologic malignancies. SGN-15 targets a variety of solid tumors, notably lung cancer. We also have three product candidates presently undergoing preclinical development: SGN-40, SGN-35 and SGN-17/19. SGN-40 is in preclinical development for the treatment of hematologic malignancies and solid tumors such as bladder and renal cancer. SGN-35, which utilizes our second generation ADC technology, is in preclinical development for hematological malignancies. This technology utilizes proprietary stable linkers that can reduce the toxic side effects caused by the systemic release of drugs associated with less stable linker technology. These linkers attach our antibodies to synthetic, highly potent, cell-killing drugs we have developed, including variants of Auristatin E, which are scaleable for commercial development. SGN-17/19, which utilizes our ADEPT technology, is in preclinical development for patients with metastatic melanoma.

We were incorporated in Delaware on July 15, 1997. Our principal executive offices are located at 21823 30th Drive SE, Bothell, WA 98021. Our telephone number is (425) 527-4000. Our web site is www.seattlegenetics.com. Information contained on our web site does not constitute a part of this prospectus. Unless the context requires otherwise, in this prospectus the terms “Seattle Genetics,” “we,” “us” and “our” refer to Seattle Genetics, Inc. and the Seattle Genetics, Inc. logo and all other Seattle Genetics names are trademarks of Seattle Genetics, Inc. This prospectus also includes trademarks, trade names and service marks of other companies. Use by us of other parties’ trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, these other parties and such names or marks are the property of their respective holders.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, we may sell common stock described in this prospectus in one or more offerings up to a total dollar amount of $75,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the offered securities. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus, together with applicable prospectus supplements and the documents incorporated by reference in this prospectus and any prospectus supplement, includes all material information relating to this offering. Please read carefully both this prospectus and any prospectus supplement together with additional information described below under “Where You Can Find More Information” and “Information Incorporated by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement, as well as information we have previously filed with the SEC and incorporated by reference, is accurate as of the date on the front of those documents only. Our business, financial condition, results of operations and prospects may have changed since those dates. This prospectus may not be used to consummate a sale of our securities unless it is accompanied by a prospectus supplement.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should consider carefully the section entitled “Important Factors That May Affect Our Business, Results of Operations and Stock Price” contained in our most recent quarterly report on Form 10-Q filed with the SEC, which is incorporated herein by reference in its entirety, as well as other information in this prospectus and the prospectus supplement before purchasing any of our securities. Each of the factors set forth in that section or in this prospectus or any prospectus supplement could adversely affect our business, operating results and financial condition, and could adversely affect the value of an investment in our securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents that we have filed with the SEC that are included or incorporated or deemed to be incorporated by reference in this prospectus include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these statements include, among other things, statements relating to:

•	the development of our product candidates;

•	the establishment and development of collaborative partnerships;

•	our ability to identify new potential product candidates;

•	our ability to achieve commercial acceptance of our product candidates;

•	our ability to scale-up our manufacturing capabilities and facilities;

•	the use of proceeds from this offering;

•	our projected capital expenditures; and

•	our liquidity.

Any or all of our forward-looking statements in this prospectus and in the documents incorporated or deemed to be incorporated by reference in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this prospectus will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. We advise you to consult the cautionary discussion of risks and uncertainties under “Important Factors That May Affect Our Business, Results of Operations and Stock Price” contained in our most recent quarterly report on Form 10-Q and any section entitled “Risk Factors” in any prospectus supplement. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

USE OF PROCEEDS

Unless otherwise indicated in any accompanying prospectus supplement, we expect to use the net proceeds from the sale of the offered securities for clinical and preclinical development and manufacturing of existing product candidates, discovery and development of additional product opportunities and working capital and other general corporate purposes. Pending use of the net proceeds, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share, of which 1,640,000 shares have been designated Series A convertible preferred stock. The following summary of the provisions of the common stock and preferred stock is not complete and may not contain all the information you should consider before investing in our common stock. You should read carefully our certificate of incorporation, certificate of designations of Series A convertible preferred stock and bylaws.

Common Stock

As of December 16, 2003, there were 30,936,494 shares of common stock outstanding, held of record by approximately 141 stockholders. The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to the preferences of any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably any dividends our board of directors declares out of funds legally available for the payment of dividends. If we are liquidated, dissolved or wound up, the holders of common stock are entitled to share pro rata all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued under this prospectus will be fully paid and nonassessable.

Preferred Stock

Of the 5,000,000 shares of preferred stock authorized, we have designated 1,640,000 shares as Series A convertible preferred stock. Pursuant to our certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue the remaining 3,360,000 shares of preferred stock in one or more series. Our board of directors also has the authority to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights and the qualifications, limitations or restrictions of any preferred stock issued, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Our board of directors, without stockholder approval, may issue preferred stock with voting, conversion or other rights that are superior to the voting and other rights of the holders of common stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of Seattle Genetics without further action by the stockholders and may have the effect of delaying or preventing changes in management of Seattle Genetics. In addition, the issuance of preferred stock may decrease the market price of the common stock.

Series A Convertible Preferred Stock

In May 2003, our board of directors authorized the designation of 1,640,000 shares of Series A convertible preferred stock and the issuance and sale of such shares in a private placement pursuant to a Securities Purchase Agreement dated May 12, 2003, as amended. The issuance and sale was approved by our stockholders at a special meeting held on July 2, 2003 and the transaction closed on July 8, 2003. The purchase price of the Series A convertible preferred stock was $25.00 per share for an aggregate purchase price of $41,000,000. Each share of

Series A convertible preferred stock is initially convertible into 10 shares of common stock, subject to certain adjustments as described below in “Conversion.” A certificate of designations filed with the Secretary of State of the State of Delaware and attached as an exhibit to our 8-K filed with the SEC on June 5, 2003 sets forth the rights, privileges and preferences of the Series A convertible preferred stock. The following summarizes the terms and provisions of the Series A convertible preferred stock and is qualified in its entirety by reference to the terms and provisions of the certificate of designations.

Seniority

The Series A convertible preferred stock ranks senior to our common stock and will rank senior to each other class or series of capital stock of Seattle Genetics now or hereafter established with respect to rights on liquidation, except as consented to by the holders of Series A convertible preferred stock.

Dividends

The Series A convertible preferred stock are not be entitled to receive any cumulative or non-cumulative dividends, although the holders of the Series A convertible preferred stock are entitled to receive dividends, if any, paid on any other shares of our capital stock based on the number of shares of common stock into which such holder’s shares of Series A convertible preferred stock would then convert.

Rights Upon Liquidation

In the event of any voluntary liquidation, dissolution or winding up of Seattle Genetics, the holders of Series A convertible preferred stock are entitled to receive out of the assets available for distribution to our stockholders, before any distribution of assets is made to holders of common stock, liquidating distributions equal to the greater of 100% of the original purchase price per share and the amount the holders would have been entitled to receive if they had converted the Series A convertible preferred stock into common stock prior to the liquidation, dissolution or winding up. Certain sale transactions approved by our Board of Directors that would result in a change of control of Seattle Genetics will also be considered a liquidation, including: a sale of all or substantially all of the assets of Seattle Genetics (including a sale of a division of Seattle Genetics or of assets that would materially change the nature of our business), and a merger, consolidation, stock sale or other transaction (other than an equity or debt financing transaction where individuals who were part of our Board of Directors prior to such transaction constitute  3/4ths or more of the Board of Directors following the transaction). After payment of the full amount of the liquidating distributions to which holders of the Series A convertible preferred stock are entitled, our remaining assets available for distribution shall be distributed pro rata among the holders of the common stock.

If a sale transaction occurs on or before the fourth anniversary of the issuance of the Series A convertible preferred stock, which is July 8, 2007, and the holders of outstanding Series A convertible preferred stock receive less than their liquidation preference in cash, then the holders of Series A convertible preferred stock are entitled to receive consideration with a value equal to their portion of the liquidation preference paid in cash and new preferred securities of the surviving entity of the sale transaction. The new preferred securities are required to have terms substantially similar to the Series A convertible preferred stock. This requirement to pay cash or issue new preferred securities does not apply if the consideration to be received by the Series A holders has an aggregate value of more than $6.25 per share determined on the date definitive documentation for such sale transaction is signed or if holders of  2/3rds of the outstanding shares of Series A convertible preferred stock waive this requirement.

Conversion

Each share of Series A convertible preferred stock is initially convertible, at the holder’s option at any time after the first anniversary of the closing, into the number of shares of common stock equal to the initial purchase price divided by $2.50, subject to adjustment as described below. This results in a 1 for 10 conversion ratio. In addition, after the first anniversary of the closing, holders of  2/3rds of the outstanding shares of Series A convertible preferred stock can force all outstanding shares of Series A convertible preferred stock to be converted into common stock. At any time after the fourth anniversary of the date the Series A convertible preferred stock is issued, Seattle Genetics has the option to cause the conversion of the outstanding Series A convertible preferred stock into common stock if the volume weighted average price per share of our common stock for the 60 consecutive trading dates immediately preceding the conversion date is equal to or greater than $6.25 per share, the daily average trading volume for the 60 day period is at least 75,000 shares and the volume weighted average trading price per share for each of the five trading days immediately preceding the conversion date is at least $6.25 per share.

There will be no change to the conversion ratio subsequent to issuance of the Series A convertible preferred stock based upon the trading price of our common stock. The conversion price of the Series A convertible preferred stock will be adjusted for stock splits, stock dividends, combinations, and other similar recapitalizations of our outstanding common and preferred stock.

Voting Rights

Holders of the Series A convertible preferred stock have the right to vote together with the holders of common stock as a single class on all matters, other than the election of directors. Each share of Series A convertible preferred stock is entitled to 0.93 votes for each share of common stock into which such share of Series A convertible preferred stock could then be converted. The rights of the holders of Series A convertible preferred stock to designate directors are described below under “Right to Designate Directors.”

For so long as any shares of Series A convertible preferred stock remain outstanding, the approval of the holders of  2/3rds of the then outstanding Series A convertible preferred stock is required to:

•	alter or change the rights, privileges or preferences of the Series A convertible preferred stock, or

•	amend, alter or repeal our certificate of incorporation, the certificate of designations or bylaws if the amendment, alteration or repeal would have an adverse effect on the terms or powers of the Series A convertible preferred stock.

For so long as  1/3rd of the shares of Series A convertible preferred stock issued at the closing remain outstanding, the approval of the holders of  2/3rds of the then outstanding Series A convertible preferred stock is required to:

•	issue, sell or decrease the number of authorized shares of Series A convertible preferred stock, or

•	declare, pay, set aside or reserve amounts for the payment of any dividend or any similar distribution on our common stock or capital stock other than the Series A convertible preferred stock.

For so long as  1/3rd of the shares of Series A convertible preferred stock issued at the closing remain outstanding, the approval of the holders of a majority of the then outstanding Series A convertible preferred stock is required to:

•	authorize or issue any shares of any of our securities (or reclassify any of our securities into other securities) that would rank pari passu with or senior to the Series A convertible preferred stock, or

•	permit our outstanding indebtedness to exceed $20 million.

Right to Designate Directors

So long as at least 37.5% of the shares of Series A convertible preferred stock issued at the closing are outstanding, the holders of Series A convertible preferred stock have the right, voting together as a separate class, to designate two members of our Board of Directors. If between 18.75% and 37.5% of the shares of Series A convertible preferred stock issued at the closing are outstanding, the holders of Series A convertible preferred stock have the right, voting together as a separate class, to designate one member of our Board of Directors. If less than 18.75% of the shares of Series A convertible preferred stock issued at the closing are outstanding, the rights of the Series A investors to vote separately for the election of directors shall terminate.

Under the Investor Rights Agreement (described below), one preferred director will be designated by J.P. Morgan Partners and one will be designated by Baker Brothers Investments. The right of J.P. Morgan Partners and Baker Brothers Investments, as applicable, to designate a director terminates if J.P. Morgan Partners or Baker Brothers Investments, as applicable, holds less than 50% of the Series A convertible preferred stock (or common stock issued upon conversion thereof) purchased by it at the closing. If J.P. Morgan Partners or Baker Brothers Investments loses its right to designate a director, then our Board of Directors may fill the vacancy or reduce the number of directors authorized in our bylaws. Pursuant to these rights and the Investor Rights Agreement, Srinivas Akkaraju, M.D., Ph.D. and Felix Baker, Ph.D. joined our Board of Directors in July 2003 upon completion of the private placement.

Redemption

The Series A convertible preferred stock is not redeemable by the holders thereof.

Pre-emptive Rights

If we propose to grant rights to acquire our securities pro rata to all holders of two percent or more of our outstanding common stock, holders of Series A convertible preferred stock have the right to acquire the number of such securities they would have acquired had they converted their Series A convertible preferred stock into common stock at the time of such grant. If we propose to offer rights to purchase our preferred stock to any stockholders, then the holders of Series A convertible preferred stock have the right to acquire up to the number of securities necessary to maintain their percentage interest in Seattle Genetics. If we propose to redeem any of our outstanding capital stock, other than certain shares issued under our equity incentive plans, then we are required to first offer to repurchase a like amount of the Series A convertible preferred stock at a purchase price determined using the volume weighted average price for the four trading days prior to our offer.

Warrants

We issued warrants to purchase 2,050,000 shares of common stock in connection with the issuance and sale of our Series A convertible preferred stock to the purchasers of the Series A convertible preferred stock. Each warrant is exercisable for a number of shares that represents 12.5% of the common stock into which the Series A convertible preferred stock purchased by each Series A investor is initially convertible. The per share exercise price of the common stock warrant is $6.25. The warrants are exercisable in whole or in part at any time on or before December 31, 2011, and expire if not exercised prior to such time. The warrants provide for a cashless exercise by the warrant holder if available. The warrant exercise price and the number of shares subject to the warrants are subject to adjustment in certain events including: stock subdivisions, combinations, splits, stock dividends, capital reorganizations, or capital reclassifications of our common stock. The preceding summary is qualified in its entirety by reference to the terms and provisions of the form of Warrant attached as an exhibit to our current report on Form 8-K filed with the SEC on May 15, 2003.

Registration Rights

Pursuant to an amended and restated investors’ rights agreement dated December 22, 1999, as amended, and an investor rights agreement entered into in connection with the issuance and sale of our Series A convertible preferred stock dated July 8, 2003, certain holders of our common stock and the holders of our Series A convertible preferred stock are entitled to registration rights under the Securities Act with respect to their shares of common stock or the shares of common stock issuable upon conversion of their Series A convertible preferred stock, as applicable, if we propose to register any of our common stock. Such holders are entitled to notice of the registration and to include shares of their common stock in the registration at our expense. In addition, such holders are entitled to require us to file a registration statement under the Securities Act at our expense. Furthermore, such holders may require us to file additional registration statements on Form S-3 at our expense. All of these registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration and our right to decline to affect such a registration if the anticipated aggregate offering price in such registration is below a minimum amount.

Antitakeover Effects of Provisions of Delaware Law, Washington Law and Our Charter Documents

Charter Documents

As noted above, our board of directors, without stockholder approval, has the authority under our certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of Seattle Genetics without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. In addition, the holders of our Series A convertible preferred stock have rights upon a change of control that could adversely effect the ability to complete a change of control of Seattle Genetics as described above.

Our certificate of incorporation provides for our board of directors to be divided into three classes, with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Stockholders have no cumulative voting rights, and the stockholders representing a majority of the shares of common stock outstanding are able to elect the directors other than the two directors elected by the holders of our Series A convertible preferred stock.

Our certificate of incorporation also requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing and that the stockholders may amend our bylaws or adopt new bylaws, only by the affirmative vote of 66 2/3rds% of the outstanding voting securities. A special meeting of the stockholders may be called by our Chairman, our Chief Executive Officer, or a resolution adopted by a majority of the total number of authorized directors or stockholders owning 10% or more of our outstanding voting capital stock. In addition, holders of 66 2/3rds% of the outstanding shares of Series A convertible preferred stock may call a special meeting for the purpose of electing the two preferred directors or voting as a separate class on specific matters, subject to certain limitations. These provisions may have the effect of delaying, deferring or preventing a change in control and may also delay or prevent changes in management of Seattle Genetics, which could have an adverse effect on the market price of our stock.

These and other provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, such provisions also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

Chapter 23B.19 of the Washington Business Corporation Act

We are also subject to the provisions of Chapter 23B.19 of the Washington Business Corporation Act that imposes restrictions on certain transactions between a corporation and certain significant stockholders. The Washington Business Corporation Act generally prohibits a “target corporation” from engaging in certain significant business transactions with an “acquiring person,” which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of the acquisition. Such prohibited transactions include, among other things,

•	a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•	termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; or

•	allowing the acquiring person to receive any disproportionate benefit as a stockholder.

After the five-year period, a “significant business transaction” may occur if it complies with “fair price” provisions specified in the statute. This provision may have the effect of delaying, deterring or preventing a change in control of Seattle Genetics.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC. Its address is P.O. Box 3315, South Hackensack, NJ 07606 and its telephone number is (800) 522-6645.

Nasdaq National Market Listing

Our common stock is quoted on the Nasdaq National Market under the symbol “SGEN.”

PLAN OF DISTRIBUTION

We may sell our common stock through underwriters or dealers, through agents, or directly to one or more purchasers. The prospectus supplement or supplements will describe the terms of the offering of the common stock, including:

•	the name or names of any underwriters, if any;

•	the purchase price of our common stock and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional shares of common stock from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or market on which our common stock may be listed.

Only underwriters named in the prospectus supplement are underwriters of the securities offered by the prospectus supplement.

If underwriters are used in the sale, they will acquire the common stock for their own account and may resell the common stock from time to time in one or more transactions at a fixed public offering price. The obligations of the underwriters to purchase the common stock will be subject to the conditions set forth in the applicable underwriting agreement. We may offer the common stock to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all the common stock offered by the prospectus supplement. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time. We may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement, naming the underwriter, the nature of any such relationship.

We may sell common stock directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of common stock and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

We may authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase common stock from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.

We may provide agents and underwriters with indemnification against civil liabilities related to this offering, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to such liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the common stock originally sold by the dealer is purchased in a covering transaction to cover short positions. Those activities may cause the price of the common stock to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

Any underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

LEGAL MATTERS

The validity of the common stock being offered hereby will be passed upon by Heller Ehrman White & McAuliffe LLP, Seattle, Washington.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock we are offering under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the shares of common stock we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the SEC’s public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, IL 60661 and at 233 Broadway, New York, NY 10279. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s web site at “http://www.sec.gov.” In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and certain information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any additional documents filed by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (other than reports or portions furnished under Items 9 or 12 of Form 8-K), until we complete our offering of the securities:

•	our annual report on Form 10-K for the year ended December 31, 2002;

•	our quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2003, June 30, 2003 and September 30, 2003;

•	our current reports on Form 8-K filed on July 2, 2003, June 5, 2003, May 15, 2003, and April 22, 2003 (other than reports or portions furnished under Items 9 or 12 of Form 8-K);

•	our definitive proxy statement on Schedule 14A, as filed with the SEC on April 11, 2003 in connection with our May 15, 2003 annual meeting of stockholders;

•	our definitive proxy statement on Schedule 14A, as filed with the SEC on June 9, 2003 in connection with our July 2, 2003 special meeting of stockholders; and

•	the description of our common stock contained in our registration statement on Form 8-A as filed with the SEC on February 28, 2001, as amended.

Documents incorporated by reference, excluding exhibits except to the extent such exhibits are specifically incorporated by reference, are available from us without charge. You may obtain documents incorporated by reference by requesting them in writing from Seattle Genetics, Inc., 21823 30th Drive SE, Bothell, Washington 98021, Attention: Investor Relations Department, or by calling (425) 527-4000.

7,000,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

February 4, 2004

CIBC World Markets    Banc of America Securities LLC

WR Hambrecht + Co